[redacted]

08006186

FraserPapers

FILE No. 82-34837

SEC
Mail Processing
Section

DEC 03 2008

Washington, DC
101

SUPPL

December 1, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated September 19, 2008 as to the company securing additional debt financing;
2. Form 51-102F3 – Material Change Report;
3. News Release dated October 30, 2008 as to third quarter 2008 financial results;
4. Management's Discussion and Analysis for the third quarter ended September 27, 2008;
5. Interim consolidated financial statements for the third quarter ended September 27, 2008;
6. Form 52-109F1 – Certificatiion of Interim Filings (Chief Financial Officer);
7. Form 52-109F1 – Certificatiion of Interim Filings (Chief Executive Officer);
8. Confirmation of Mailing dated November 10, 2008;
9. Interim Report to Shareholders for the Nine Months Ended September 27, 2008; and
10. News Release dated November 24, 2008 as to the temporary shutdown of the company's pulp mill in Thurso, Quebec.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
DEC 12 2008
THOMSON REUTERS

by: M Mueller
Marina Mueller
Assistant Corporate Secretary

Enclosures

12/9

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Secures Additional Debt Financing

(All monetary references are in U.S. dollars unless otherwise noted)

Toronto, ON (September 19, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has secured a $25 million term loan with Canadian Imperial Bank of Commerce Inc. The term of the loan is one year and will be repayable in September, 2009. Interest rates on the loan are the same as interest rates on the Company's existing revolving credit facility. Proceeds of the loan will be used to repay existing indebtedness under the Company's revolving credit facility.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (TSX/NYSE: BAM; EURONEXT: BAMA) has agreed to guarantee the Company's borrowings under the facility. The Company has agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property, plant and equipment while the guarantee is outstanding.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon	Glen McMillan
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to a term loan. The words "will", "provide" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: general economic conditions, interest rates, availability of financing and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, ON M5J 2T3

2. **Date of Material Change**

September 22, 2008

3. **News Release**

On September 19, 2008, Fraser Papers Inc. issued a news release through Marketwire. A copy of this news release is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. announced that it had secured a $25 million term loan with Canadian Imperial Bank of Commerce Inc.

5. **Full Description of Material Change**

Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced that it had secured a $25 million term loan with Canadian Imperial Bank of Commerce Inc. The term of the loan is one year and will be repayable in September, 2009. Interest rates on the loan are the same as interest rates on the Company's existing revolving credit facility. Proceeds of the loan will be used to repay existing indebtedness under the Company's revolving credit facility.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (TSX/NYSE: BAM; EURONEXT: BAMA) agreed to guarantee the Company's borrowings under the facility. The Company agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property, plant and equipment while the guarantee is outstanding.

6. **Reliance on Subsection 7.1(1) of National Instrument 51-102**

not applicable

7. **Omitted Information**

not applicable

8. **Executive Officer**

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. **Date of Report**

October 9, 2008

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Secures Additional Debt Financing

(All monetary references are in U.S. dollars unless otherwise noted)

Toronto, ON (September 19, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has secured a $25 million term loan with Canadian Imperial Bank of Commerce Inc. The term of the loan is one year and will be repayable in September, 2009. Interest rates on the loan are the same as interest rates on the Company's existing revolving credit facility. Proceeds of the loan will be used to repay existing indebtedness under the Company's revolving credit facility.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (TSX/NYSE: BAM; EURONEXT: BAMA) has agreed to guarantee the Company's borrowings under the facility. The Company has agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property, plant and equipment while the guarantee is outstanding.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to a term loan. The words "will", "provide" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: general economic conditions, interest rates, availability of financing and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Third Quarter Financial Results

(All financial references are in U.S. dollars unless otherwise noted)

TORONTO, ON (October 30, 2008) – Fraser Papers Inc. (TSX:FPS) ("Fraser Papers" or the "Company") today reported financial results for the third quarter and nine months ended September 27, 2008. The Company generated a net loss of $21.3 million or $0.42 per share in the third quarter. These results included the impact of planned maintenance outages at the Company's East Papers and Gorham operations, which negatively affected results by $5.3 million or $0.11 per share.

For the nine months ended September 27, 2008, the Company generated a net loss of $56.0 million or $1.17 per share compared to a loss of $22.8 million or $0.78 per share in 2007. Results in 2007 included a gain of $32.1 million ($1.09 per share) on the sale of the Company's interest in Acadian Timber Income Fund (ADN:TSX) and restructuring charges of $11.1 million ($0.37 per share) related to the permanent closure of two paper machines at the Company's East Papers operations.

HIGHLIGHTS

- Realized higher net selling prices from sales of our specialty papers. Net selling prices for the quarter improved by $18 per ton or 8% compared to Q3 2007.
- Improved overall specialty paper shipments for the year-to-date period to 74% of total paper sales compared to 70% in 2007, including a 42% increase in shipments of high-bright groundwood papers.
- Lowered average cash operating costs at our paper operations despite sharply higher input costs, reflecting improved productivity and significant energy reduction efforts.
- Reduced annualized oil consumption on a year-to-date basis by 29% as a result of previously announced initiatives across all operations.
- Secured a $25 million one-year term loan on favourable economic terms in a challenging credit environment.
- Completed major outage at the Company's core manufacturing operations, East Papers, which has resulted in a 12% improvement in production of lower cost, sulphite pulp for use in the paper mill.

FINANCIAL SUMMARY

	Three Months Ended		Nine Months Ended	
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	**Sept 27, 2008**	Sept 29, 2007	**Sept 27, 2008**	Sept 29, 2007
EBITDA	**$ (11.5)**	$ (5.2)	**$ (29.6)**	$ (24.7)
Earnings/(loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Per share	**$ (0.42)**	$ 0.84	**$ (1.17)**	$ (0.78)

"Our operating performance has continued to improve over the past twelve months. However, cost pressures have served to offset much of these improvements," said Peter Gordon, President and CEO of Fraser Papers. "Over the past several weeks, we have seen prices for a number of our key commodity inputs decrease and a significant weakening of the Canadian dollar. We expect to benefit significantly in the coming quarters by these trends as cost pressures in our business subside from unprecedented levels."

RESULTS OF OPERATIONS

EBITDA in the third quarter of 2008 was a loss of $11.5 million, compared to an EBITDA loss of $6.2 million in the second quarter of 2008. Third quarter results included $7.2 million related to planned outages at the recovery boiler and cogeneration facility at the Company's East Papers operations and a regular maintenance outage at the Gorham, New Hampshire paper mill. Excluding the impact of the outages at East Papers, EBITDA improved by $1.9 million compared to the second quarter. Increased selling prices for paper and lumber products and improved operating efficiencies were only partly offset by higher costs for oil and chemicals.

EBITDA in the quarter was lower than the negative EBITDA of $5.2 million generated in the third quarter of 2007, primarily as a result of the downtime taken at the Company's East Papers and Gorham operations. Excluding the impact of this downtime, EBITDA improved by $0.9 million. This improvement is significant in that the Company has implemented initiatives to increase selling prices, improve production and lower manufacturing costs, which have more than offset $11 million in cost inflation resulting from higher fibre, energy and chemical costs and the negative impact of the stronger Canadian dollar. For the nine months ended September 27, 2008, these inflationary cost pressures totaled $44 million compared to 2007.

MARKET UPDATE

During the third quarter of 2008, mill nets for the Company's paper products improved an average of $18 per ton over the second quarter of 2008 and $76 per ton over the third quarter of 2007. On a year-to-date basis, net price realizations are $51 per ton higher than 2007. During the third quarter, net pricing for specialty packaging, specialty printing and high-bright groundwood grades improved by $25 to $35 per ton (or approximately 3%), compared to the second quarter, due to improved product mix and successful selling price increases. Since the fourth quarter of 2007, the Company has implemented price increases across most of its specialty product lines in response to unprecedented increases in input costs over the past number of years. Through the third quarter of 2008, these price increases have served to offset only 25% of the estimated impact of higher chemical, energy and fibre costs, combined with the impact of a stronger Canadian dollar.

Pricing for commodity freesheet papers also improved as benchmark prices increased 4% over the second quarter of 2008. Commodity groundwood markets continued to weaken due to reduced advertising, lower catalog circulation, fewer retail inserts printed and high inventories. As a result, net selling prices were reduced $72 per ton below the second quarter.

Total paper shipments were down 13% from the second quarter but were in line with shipments in the third quarter of 2007. Shipments of specialty printing and high-bright groundwood papers were seasonally lower compared to the second quarter, which includes the end of the financial printing season. Shipments of specialty packaging papers were lower due to seasonal slowdowns in certain grades and penetration of plastic packaging into the market for large pet food bags. Shipments of commodity papers were substantially unchanged from the second quarter but were 23% below the third quarter of 2007 as the Company continued to focus on growing its specialty paper market segments. On a year-to-date basis, shipments were unchanged from 2007 despite the permanent closure of two paper machines in the last half of 2007 and the temporary closure of two others. Shipments of commodity papers represented 19% of total shipments in 2008, down from 23% in 2007.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec were 22% below second quarter levels. Low woodchip inventories and resultant production slowdowns, as well as weaker demand in export markets, contributed to the reduction in shipments. Reference prices for hardwood pulp were substantially unchanged compared to the second quarter. Mill net realizations for hardwood pulp shipped from Thurso were 3% below second quarter levels due to higher freight costs resulting from increased shipments overseas.

Lumber markets remained weak during the quarter as U.S. housing starts continued at historically low levels due to weak demand. There was a modest improvement in lumber prices reflecting seasonal activity. The Company's lumber shipments increased 28% compared to the second quarter as the Company operated the lumbermill in Plaster Rock, New Brunswick for the entire quarter and restarted the lumbermill in Juniper, New Brunswick during the last week of the quarter.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

Innovation and product development are an important part of Fraser Papers' strategy. During 2008, the Company has increased its shipments of a number of paper grades used for retail food packaging and quick serve restaurant applications. These grades have been designed to replace less environmentally friendly alternatives. Current shipment levels represent a significant market share in certain of these grades.

Approximately 18% of the products manufactured in the first nine months of 2008 were developed in the past 24 months indicating the Company's focus on innovation.

Margin Improvement and Cost Reduction

During the third quarter of 2008, the East Papers operations took 12 days of downtime at the sulphite pulp mill in Edmundston, New Brunswick in order to complete repairs and improve operating efficiency at the recovery boiler. Since restart, the sulphite mill has demonstrated a 12% increase in throughput with record daily production of 700 tons per day during the quarter. Increased internal sulphite pulp production reduces the requirement to purchase market pulp at a current savings of more than $200 per tonne of pulp.

In addition to the sulphite pulp mill outage, maintenance was completed on the Company's 45 megawatt biomass cogeneration facility in Edmundston. The repairs were necessary in order to ensure the reliability of the boiler as the Company continues to focus on reducing its fossil fuel consumption. These repairs are in addition to the permanent closure of an oil fired boiler at the East Papers operations and the installation of a heat recovery system at the pulp mill in Thurso, Quebec. Oil consumption through the third quarter totaled 382,000 barrels, a reduction of 156,000 compared to 2007.

During the third quarter, the Company opportunistically restarted its lumbermills in New Brunswick to take advantage of a seasonal increase in lumber prices and to utilize existing log inventories. The operation of the lumbermills and improved lumber prices contributed to an improvement of $1.9 million in the results of the lumber operations compared to the second quarter of 2008. In addition, the Company has hedged the selling price of approximately 31% of its total forecasted lumber shipments in the fourth quarter at a price of approximately $330 per Mfbm (Delivered Boston SPF 2x4 #2& Btr).

The Company continues to improve its productivity levels despite significant capacity reductions taken over the past twelve months. Total paper production in 2008 is only 7% below 2007 levels despite the permanent closure of two paper machines at East Papers and the temporary closure of two machines at Gorham. Tons of production per day on the Company's nine operating paper machines is up 6% compared to 2007. These improvements have been achieved by improving machine

efficiencies, uptime and runnability, improving production scheduling and speeding up the paper machines. Excluding the costs associated with the maintenance outages, cash operating costs for paper improved marginally, despite increased input costs.

Fraser Papers is subject to market price fluctuations for many of its input costs and expects to benefit from recent reductions in world commodity prices. The Company consumes approximately 500,000 barrels of oil per year and has significant operations in Canada where it incurs Canadian dollar-denominated expenses of approximately CAD$360 million per year. In addition, the Company sells approximately 50,000 tonnes of market pulp per year (net of purchases).

In July 2008, the Company's board of directors approved the $17.5 million modernization of the Company's lumbermill located in Plaster Rock, New Brunswick. During the third quarter, the Company began placing orders for major equipment including the biomass boiler and new kilns. The construction work is expected to be completed by the third quarter of 2009.

Financing
In April 2008, the Company increased the maximum borrowings under its working capital facility to $115.0 million and extended the term to April 2011. In June 2008, the Company finalized a six-and-a-half-year CAD$40 million term loan facility with the province of New Brunswick to support its investment plans in the province. In September 2008, the Company finalized a one-year, $25 million term facility with a Canadian chartered bank. Each of these transactions was completed with the support of the Company's largest shareholder.

OUTLOOK

Recent turmoil in financial markets has created a high degree of uncertainty worldwide. As governments continue to consider ways to provide assurances to lenders and borrowers alike, economic growth appears to be slowing. Demand for paper products is following this trend; however, it is expected that significant capacity reductions that have been announced or completed should allow for a relatively balanced relationship between supply and demand for paper products in the specific segments in which Fraser participates.

In the past few weeks, commodity markets appear to have peaked with prices coming off their historical highs. In addition, the U.S. dollar has strengthened against the Canadian dollar and the Euro. The Company expects to benefit significantly from this recent trend as cost pressures subside.

The specialty packaging markets are demanding more environmentally friendly packaging alternatives. Fraser Papers will continue to focus on innovation and product development in order to meet these emerging demands. Demand for specialty printing papers is uncertain at this time and will be impacted by a number of factors including: the lower number of publicly traded banking institutions; M&A activity in the financial sector; and, changes in securities and market regulation in the U.S. and elsewhere.

The markets for Fraser Papers' northern bleached hardwood kraft pulp produced at the Thurso pulp mill have started to weaken. World pulp inventories are increasing and global demand has not rebounded following the seasonal summer slowdown. Recently announced closures at a number of North American hardwood kraft pulp mills are not expected to have a significant effect in the balance between supply and demand.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and demand is not expected to improve in the near term. Fraser Papers will continue evaluating opportunities to secure low cost woodchips to the paper operations in weak lumber markets and will operate its lumbermills in support of its integrated paper operations.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice-President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to: the Company's expectations with respect to its operations, performance or various costs that could impact the business; possible future intentions, priorities or plans; construction at the Plaster Rock, New Brunswick lumbermill; the Company's expectations and estimations with respect to future market conditions and economic trends, including commodity and housing markets, capacity reduction, and supply/demand balance; and, the expected impact of specific events on financial results in future quarters. The words "result", "plan", "continue", "expect", "estimate", "approximately", "achieve", "appear", "emerge", "should", "will", deviations thereof, and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include: general economic conditions; foreign exchange rates; commodity prices; lower demand for lumber, pulp or paper products; increases in costs of production; unforeseen mechanical, supplier or staffing issues; operating status of peer companies and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 29, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended September 27, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis.

All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Receiving recognition for the value proposition that our **superior customer service and technical support** provide to our customers while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, we will continue to look for opportunities to grow our specialty paper franchise opportunistically, based on value. We have significantly narrowed our operational focus in recent years such that future growth can be specifically targeted to our core business.

Value-added Products

Fraser Papers competes in specific market segments with particular expertise in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. We focus on markets which are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve

the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers. Fraser Papers has increased the shipments of specialty papers from 70% for the first nine months of 2007 to 74% for the first nine months of 2008.

To better serve our customers' needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products.

Superior Customer Service and Technical Support
Fraser Papers' technical support team is regularly in our customers' manufacturing locations helping our customers to lower the overall cost of their process using our paper as well as resolving issues unrelated to the paper we sell them.

We work closely with a number of packaging customers to assist them in areas such as improving converting efficiency with new packaging designs and increasing customer production rates to help the customer improve overall performance.

Innovation
Product development continues to be an important component of Fraser Papers' marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining.

During the third quarter, we developed six new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 15% of the volume in the third quarter represents products that were developed in the past 24 months.

Improved Operating Performance
The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil and fibre costs, three significant projects focusing on energy and fibre were fully implemented this year.

- An oil fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. Year-to-date 2008, oil consumption at East Papers was lower by 2.7 million gallons compared to 2007, reducing our oil consumption to 0.26 barrels per ton of paper produced and representing savings of $3.1 million.

- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill. Year-to-date 2008, oil consumption at Thurso was lower by 1.6 million gallons, compared to 2007, representing savings of $2.0 million.

- We continue to invest in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of displacing purchased pulp fibre with lower cost internal pulp. During the third quarter, we completed further modifications and repairs to the boiler. Internal pulp production at Edmundston set a record of producing 698 tons per day for the quarter. This is a 45 ton-per-day improvement from the average in 2007.

- During the third quarter, scheduled maintenance repairs were completed on the Edmundston cogeneration boiler to improve the reliability of the bark fired biomass boiler and reduce our dependence on fossil fuels. Also, a required cogeneration turbine overhaul was completed which improved power generation efficiency.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved energy and chemical efficiency	$ 7.7
Improved fibre and material utilization	13.3
Labour and other cost reductions	3.3
Total	**$ 24.3**

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved EBITDA by $24.3 million for the first nine months of 2008 when compared to 2007. However, 2008 results were negatively impacted by $7.2 million primarily due to planned maintenance downtime at the East Papers pulp mill in Edmundston, New Brunswick. Results were also negatively affected in 2007 by $10.1 million, primarily the result of a planned maintenance outage at East Papers.

Cost reduction improvements were derived primarily from improved energy usage, lower labour costs due to restructuring, and improved chemical and fibre usage efficiencies. We have continued to optimize our manufacturing processes, compared to the first nine months of 2007 through improving machine efficiencies, improving production scheduling and speeding up the paper machines. Paper production per day on our nine operating paper machines is up 6% compared to 2007. We believe that a more efficient operating platform will position Fraser Papers to benefit when current cost pressures subside.

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / U.S. foreign exchange, which totaled $55.3 million in the first nine months of 2008 compared to the first nine months of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (13.7)
Increased energy pricing	(14.4)
Increased chemical pricing	(7.7)
Canadian / U.S. foreign exchange	(19.5)
Total	**$ (55.3)**

Increased fibre pricing includes the impact of higher costs for logs, chips and purchased fibre. The negative impact of fibre pricing has been partially offset by improved revenue realizations in the pulp operations of $11.3 million.

Increased energy pricing includes the impact of higher costs for oil, biomass and electricity. The Company has invested capital to reduce our reliance on oil, including the energy reduction projects at East Papers and Thurso. The Company recently approved a capital investment for a biomass boiler at the Plaster Rock, New Brunswick lumbermill to eliminate the use of oil required to dry lumber in the kilns. We also completed a scheduled maintenance and turbine overhaul at the Edmundston cogeneration boiler which improves our energy platform.

Chemical pricing tends to trend with oil pricing since many chemical products are petroleum-based. Chemical companies implemented significant price increases during the third quarter of 2008. Fraser Papers is working with suppliers to manage the impact of the increases.

Approximately 50% of Fraser Papers' assets are located in Canada and sales are essentially 100% transacted in U.S. dollars. From time to time, the Company will enter into arrangements to fix the exchange rate on certain of its Canadian dollar-denominated cash flows (see "Hedging Activities"). The Canadian dollar exchange rate realized in the first nine months of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in 2007. During the third quarter of 2008, the Company realized an exchange rate of US$0.98 compared to the realized US$0.95 in the third quarter of 2007.

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter of 2008, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

During the second quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

In addition, the Company secured a CAD$40.0 million term loan facility from the province of New Brunswick to support its capital investment plan in the province (see "Liquidity and Capital Resources").

During the third quarter, the Company entered into a $25.0 million one-year term credit facility with Canadian Imperial Bank of Commerce, which bears interest at prevailing market rates.

OVERVIEW

We are executing a comprehensive turnaround of Fraser Papers' financial and operating affairs. We continued our focus on operational improvement, implemented a number of energy and fibre efficiency initiatives, completed major maintenance at our East Papers operations and took downtime at our lumbermills in an effort to reduce costs. Despite these initiatives to improve Fraser Papers' performance, high fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 60% of capacity and continue to generate negative results. Under current market conditions, many lumbermills in the northeastern United States and eastern Canada are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input for the pulp and paper industry.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
3rd Quarter	**$ 162.1**	**$ (21.3)**	**$ (0.42)**
2nd Quarter	180.3	(15.6)	(0.31)
1st Quarter	180.7	(19.1)	(0.44)
2007			
4th Quarter(1)	186.3	(20.4)	(0.69)
3rd Quarter(1)	172.3	24.7	0.84
2nd Quarter(1)	181.7	(37.6)	(1.28)
1st Quarter(1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)

(1) Prior year quarters' EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policy").

FINANCIAL RESULTS

Net sales for the third quarter of 2008 were $162.1 million, which were lower than the net sales of $180.3 million in the second quarter of 2008 due to the peak financial printing season in the second quarter.

Loss for the third quarter of 2008 was $21.3 million compared to a loss of $15.6 million in the second quarter of 2008. This $5.7 million decline was the result of major planned maintenance outages and increased chemical and oil pricing during the quarter, offset partially by improved paper and lumber pricing and energy usage.

Net sales for the third quarter decreased by $10.2 million compared to net sales of $172.3 million in the third quarter of 2007. The decrease was due to lower lumber shipments as a result of market conditions; however, improved paper and pulp pricing partially offset this decrease.

The loss of $21.3 million in third quarter of 2008 was a decline of $46.0 million compared to the profit of $24.7 million in the third quarter of 2007, which included a $32.1 million after-tax gain on the sale of Acadian. Improved paper and pulp pricing and improved energy usage were essentially offset by higher oil and chemical pricing and higher income tax expense.

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Fraser Papers Inc					
EBITDA[1][3] (US$millions)	**(11.5)**	(6.2)	(5.2)	**(29.6)**	(24.7)
Paper operations					
EBITDA[1][2][3] (US$millions)	**(8.5)**	(4.0)	(3.5)	**(19.3)**	(12.2)
Less: Impact of outages	**(7.2)**	—	—	**(7.2)**	(10.1)
Adjusted EBITDA[2]	**(1.3)**	(4.0)	(3.5)	**(12.1)**	(2.1)
Adjusted EBITDA Margin ($ per ton)	**(10)**	(27)	(27)	**(28)**	(5)
Adjusted Average Cash Cost[1] ($ per ton)	**977**	983	934	**988**	922
Pulp operations					
EBITDA[1] (US$millions)	**(1.7)**	1.0	1.7	**(1.6)**	3.5
EBITDA Margin ($ per tonne)	**(37)**	17	27	**(10)**	20
Average Cash Cost[1] ($ per tonne)	**596**	591	526	**603**	518
Lumber operations					
EBITDA[1] (US$ millions)	**(1.3)**	(3.2)	(3.4)	**(8.7)**	(16.0)
EBITDA Margin ($ per Mfbm)	**(25)**	(80)	(36)	**(65)**	(63)
Average Cash Cost[1] ($ per Mfbm)	**293**	284	321	**292**	338

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policy").

Fraser Papers generated an EBITDA loss of $11.5 million in the third quarter of 2008.

Paper operations in the third quarter of 2008 generated an EBITDA loss of $8.5 million. The quarter's results included a major planned outage at the Edmundston sulphite pulp mill and cogeneration facility, as well as planned outages at the Madawaska and Gorham paper mills, totaling $7.2 million of additional costs during the quarter. After adjusting the EBITDA for the planned outages, paper operations generated an EBITDA loss of $1.3 million which was a $2.7 million improvement when compared to the second quarter of 2008. Improved productivity, paper pricing, fibre pricing and energy usage for the quarter offset the impact of higher chemical and oil pricing.

For paper operations, the adjusted EBITDA in the third quarter of 2008 was an improvement of $2.2 million compared to the third quarter of 2007. Paper pricing increased 8% over the third quarter of 2007, but was offset by increased cash costs due to rising purchased fibre and energy prices and the impact of a stronger Canadian dollar.

Pulp operations in the third quarter of 2008 generated an EBITDA loss of $1.7 million compared to EBITDA in the second quarter of $1.0 million. EBITDA declined by $2.7 million due to a $20 per tonne decrease in realized prices reflecting softer market conditions and a shortage of wood fibre that forced a two week reduction in throughput during August.

EBITDA from pulp operations in the third quarter of 2008 declined by $3.4 million compared to the $1.7 million EBITDA in the third quarter of 2007. The decrease reflected the effect of the strong Canadian dollar, high energy costs and lower throughput. The Canadian dollar increased from an effective rate of US$0.95 in the third quarter of 2007 to US$0.98 in the third quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 61% from $74 per barrel to $119 per barrel.

Lumber operations' EBITDA loss of $1.3 million improved by $1.9 million compared to the second quarter of 2008 as a result of a 16% improvement in benchmark pricing and increased sales volumes. The lumber operations' EBITDA improved by $2.1 million compared to the third quarter of 2007. Lumber pricing improved seasonally during the third quarter; however, it has declined significantly in the early stages of the fourth quarter. Operating costs for lumber operations have been reduced with the temporary closure of the Juniper, New Brunswick and Ashland, Maine lumbermills. The Plaster Rock, New Brunswick lumbermill operated during the entire third quarter and the Juniper, New Brunswick lumbermill restarted during the last week of the third quarter.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result, the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income taxes liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a reduction in the consolidated loss of $2.2 million and $0.1 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

In February 2008, the CICA's Accounting Standard Board ("AcSB") announced that Canadian public companies will adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective January 1, 2011. Early adoption is permissible. The Company is currently assessing the impact and date of adoption on its consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended			Nine months ended	
US$MILLIONS	**Sep 27 2008**	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Cash flow from operating activities before changes in working capital	**(16.0)**	(11.7)	(9.2)	**(41.0)**	(37.4)
Cash flow from operating activities after changes in working capital	**(15.6)**	3.3	(10.4)	**(23.8)**	(17.5)
Total working capital	**101.7**	101.2	153.0	**101.7**	153.0
Net capital investments	**13.5**	4.0	1.7	**20.9**	15.4
Net debt	**70.2**	41.2	88.7	**70.2**	88.7
Net debt to net debt plus equity	**19%**	11%	22%	**19%**	22%
Maximum revolving credit facility	**115.0**	115.0	140.0	**115.0**	140.0
Revolving credit facility utilized	**63.6**	79.2	135.9	**63.6**	135.9

Operating Cash Flows

During the quarter, cash flow from operations before changes in working capital was an outflow of $16.0 million compared to an outflow of $9.2 million during the third quarter of 2007. The $6.8 million outflow increase was primarily the result of the Edmundston planned pulp mill outage and cogeneration facility outage. Fraser Papers realized improved paper and pulp pricing, productivity and energy efficiency; however, these improvements were offset by higher oil and increased chemical pricing.

During the quarter, cash flow from operations after changes in working capital was an outflow of $15.6 million compared to an outflow of $10.4 million during the third quarter of 2007. The $5.2 million outflow increase is a result of the $6.8 million reduction in cash flows from operating activities before working capital which was slightly offset by the $1.6 million difference in the change in working capital balances. Total working capital in the third quarter of 2008 was reduced by $0.4 million compared to a $1.2 million increase in 2007.

Accounts receivable were reduced in the third quarter of 2008 by $3.5 million compared to a reduction of $2.3 million in the third quarter of 2007. The reduced accounts receivable were due to a seasonal reduction of sales in the third quarter. Inventory increased during the third quarter of 2008 by $11.4 million as pulp inventories increased and lumbermill log inventories increased related to restarting both New Brunswick lumbermills. During the third quarter of 2007, inventory increased by $11.8 million. Accounts payable in the third quarter of 2008 increased by $7.4 million compared to an increase of $14.5 million in the third quarter of 2007. The increase in accounts payable was the result of the planned maintenance outages during the quarter, which are due for payment in the fourth quarter.

For the nine months ended September 27, 2008, cash flow from operations after changes in working capital was an outflow of $23.8 million compared to an outflow of $17.5 million in 2007. The $6.3 million increase in outflow is a result of lower EBITDA and lower cash generated from working capital. Total working capital in 2008 was reduced by $17.2 million compared to a $19.9 million reduction in 2007.

Accounts receivable were reduced in the first nine months of 2008 by $21.8 million compared to a $16.2 million reduction in the first nine months of 2007. The $5.6 million additional reduction from 2007 was largely due to increased emphasis on collection activities. Inventory was reduced during the first nine months of 2008 by $3.0 million compared to an increase of $18.1 million in inventory for 2007. Accounts payable in the first nine months of 2008 decreased by $9.6 million compared to an increase of $19.5 million in 2007.

The Company's ability to generate positive future cash flows is dependent upon many factors, some of which are beyond our control. As such, Fraser Papers continues to focus on initiatives reducing fixed costs, improving efficiencies and optimizing the use of raw materials. We have also increased the selling price for certain of our products during 2008. We believe these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Investing Cash Flows

For the first nine months of 2008, capital investments were $20.9 million compared to $15.4 million in 2007. For the quarter, capital investments totaled $13.5 million compared to $1.7 million in the third quarter of 2007. The large capital investments in 2007 were due to the planned rebuild of the recovery boiler at the Edmundston pulp facility. Investments during the third quarter of 2008 were targeted towards the Edmundston cogeneration facility, recovery boiler maintenance and turbine overhaul as well as the sulphite pulp mill maintenance outage. Funding for these capital expenditures will be supported primarily from available liquidity sources.

During the second quarter, the board of directors approved a $17.5 million capital investment for the modernization of our Plaster Rock, New Brunswick lumbermill which will include the installation of a biomass boiler and upgrades to the lumbermill's sawing and kiln equipment. Spending on the project began during the third quarter with major equipment procurement.

Financing Cash Flows

Liquidity requirements in 2008 to fund maturing debt and negative free cash flow have been provided from a rights offering in the first quarter, an increase in the Company's borrowing facility, and a $25.0 million term credit facility (each of which were strongly supported by the Company's largest shareholder) and CAD$15.0 million in borrowings under the New Brunswick term loan facility.

In the first quarter of 2008, the Company completed a rights offering (the "Offering") under which it granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

During the second quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility.

During the third quarter, the Company entered into a term credit facility for $25.0 million. The facility expires in September 2009 and was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility.

As security for the guarantees provided by Brookfield, Fraser Papers has provided Brookfield with a fixed charge on certain property, plant and equipment.

Total borrowings under the revolving credit facility at September 27, 2008 were $22.3 million. In addition, the Company had utilized $41.3 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $51.4 million.

In June 2008, the Company entered into a term loan facility to support its investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40.0 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010. Total borrowings under the term loan facility at September 27, 2008 were $14.5 million (CAD$15.0 million).

Net debt as of September 27, 2008 was $70.2 million, resulting in a net debt to net debt plus equity ratio of 19%. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate flexibility for the Company to manage seasonal cash flow activities and fund its current business plans.

Seasonal Cash Flow Requirements

Quarterly results are affected by certain seasonal factors such as market demand and weather.

Market demand varies seasonally for certain products such as financial printing papers. The peak of the financial printing season is in the first and second quarters of the year. Since shipping volume during the peak financial season exceeds our production capacity in certain grades, we build inventory prior to the financial printing season in order to supply our customers' needs. The build of financial printing paper

inventory will have a negative effect on cash flows from operations after changes in working capital in the quarter of inventory build, but will have a positive effect in the quarter of inventory reduction.

Weather causes seasonal variation in certain raw materials. During spring, heavy rainfall creates poor ground conditions in the timberlands which reduces logging activities. In anticipation of this mud season each spring, Fraser Papers will build log and chip inventories to provide adequate supply of fibre until ground conditions improve. The build of inventory will have a negative affect on cash flows from operations after changes in working capital but will have a positive effect in the quarter of inventory reduction.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $5.3 million in the third quarter of 2008, a decrease of $0.9 million from the comparable period in 2007. On a year-to-date basis, funding was $16.7 million, a decrease of $4.1 million from the 2007 funding of $20.8 million. The decreased funding is primarily due to the impact of a one-time, retroactive payment of $4.2 million in the second quarter of 2007. The Company has applied for funding relief under current pension regulations in New Brunswick. If the Company is successful in its application, future funding requirements for certain pension plans could be lower.

Benefit plan expense for the quarter was $2.6 million which is comparable to the $3.0 million expense in the third quarter of 2007. Year-to-date benefit plan expense was $9.4 million compared to the $8.4 million expense in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

Recent changes in world equity markets and borrowing rates will affect the funded status, funding requirements and pension expense associated with Fraser Papers' defined benefit employee pension plans. The impact will not be known until the Company completes its 2008 regulatory filings during the first half of 2009; however, the impact could have a material affect on the funding requirements and pension expense.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of September 27, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **61.1**	$ 25.0	$ 21.7	$ 14.4	$ —
Operating leases	**0.9**	0.4	0.3	0.2	—
Purchase obligations	**20.4**	20.4	—	—	—
Total contractual obligations	$ **82.4**	$ 45.8	$ 22.0	$ 14.6	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and chemical supply.

Brookfield has provided guarantees to the Company's lenders in support of its revolving credit facility and one-year term loan. The maximum amount of the guarantees is $50.0 million. The Company agreed to pay Brookfield a guarantee fee equal to an annualized rate of 2% of the maximum amount of the guarantee and provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to the Company's lenders. As security, the Company has provided Brookfield with a fixed charge on certain of its property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At September 27, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.2 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, the Company will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of September 27, 2008, the Company had $18.0 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During 2008, the Company realized $0.8 million of gains related to foreign exchange contracts. At September 27, 2008, the unrealized losses on outstanding contracts amounted to $0.1 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to the published average rate of C$1.00 = US$0.96.

As of September 27, 2008, the Company had $43.5 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. For 2008, the Company realized $1.8 million of losses on these contracts and at September 27, 2008, there were no unrealized losses on these contracts.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the consolidated statements of operations and deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in consolidated statements of other comprehensive income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

The Company enters into lumber forward contracts to mitigate the impact of changing lumber prices. For the nine months ended September 27, 2008, Fraser Papers had entered into lumber futures contracts representing 30.8 million board feet of lumber. These contracts mature in the fourth quarter of 2008 and first quarter of 2009. Accordingly, no amount has been reported in the consolidated statements of operations for the nine month period ended September 29, 2008. Unrealized gains of $0.8 million were recognized in other comprehensive income during the quarter and for the nine months ended September 27, 2008.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four lumbermills.

Products include paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp and softwood lumber.

Paper Operations

We own and operate a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**129.9**	147.8	124.4	**426.3**	405.2
EBITDA (US$millions)[3]	**(8.5)**	(4.0)	(3.5)	**(19.3)**	(12.2)
EBITDA ($ per ton)	**(66)**	(27)	(27)	**(45)**	(28)
EBITDA margin[1]	**(7%)**	(3%)	(3%)	**(5%)**	(3%)
Shipments (000 tons)					
Specialty packaging	**17**	21	17	**61**	54
Specialty printing	**50**	54	51	**155**	176
Commodity freesheet papers	**8**	12	18	**38**	51
Specialty high-bright groundwood	**28**	40	23	**101**	71
Commodity groundwood	**15**	12	12	**44**	50
Towel	**11**	10	10	**31**	28
	129	149	131	**430**	430
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,211**	1,177	1,141	**1,185**	1,151
Specialty printing	**1,061**	1,028	977	**1,038**	983
Commodity freesheet papers	**960**	927	833	**907**	846
Specialty high-bright groundwood	**894**	869	840	**874**	862
Commodity groundwood	**757**	829	693	**810**	711
Towel	**899**	879	791	**873**	784
Weighted Average ($ per ton)	**990**	972	914	**974**	923
Average Cash Operating Cost ($ per ton)	**1,033**	983	934	**1,005**	945
Reference Prices ($ per ton)[2]					
50# offset rolls	**946**	902	820	**902**	825
22.1# white directory	**755**	745	765	**748**	765

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policies").

During the third quarter, pricing conditions improved but seasonal volume reductions occurred for most specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 5% or $44 per ton over the previous quarter and 15% or $126 per ton over the same quarter in 2007. We realized similar revenue increases in our commodity freesheet papers products. Pricing for commodity groundwood papers fell 9% on weaker demand related to a reduction in magazine advertising and higher postal costs.

Fraser Papers' strategy is to target market segments where we can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight specialty freesheet and groundwood papers. In the third quarter of 2008, we had approximately 74% of our paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging, printing or groundwood segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes decreased by 4,000 tons compared to the second quarter of 2008 due to the seasonal slowdown of the pet food packaging business. Specialty packaging pricing in the third quarter of 2008 increased by $34 per ton compared to the second quarter of 2008.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes decreased by 4,000 tons compared to the second quarter of 2008 due to the peak financial printing season in the second quarter. On a year-to-date basis, specialty printing volume was 155,000 tons representing a decrease from 2007 shipments of 176,000 tons. The decrease is attributable to certain uncoated freesheet applications switching to lower cost groundwood papers and the permanent shutdown of 70,000 tons of capacity at East Papers in 2007. Fraser Papers' technical capabilities, which provide the opportunity to manufacture both freesheet and groundwood papers from the same facility, have allowed us to assist our customer base in this transition.

In the third quarter, the shipments of commodity freesheet decreased 4,000 tons from the second quarter of 2008 as machine capacities were focussed on specialty printing grades. We continue to narrow our focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other publishing applications where high performance and superior print quality are required. Compared to the second quarter of 2008, Fraser Papers' shipments of specialty groundwood products decreased 12,000 tons due to the peak financial printing season in the second quarter. On a year-to-date basis, specialty high-bright groundwood shipments were 101,000 tons which is an increase from 2007 shipments of 71,000 tons. These increases are indicative of certain applications migrating from freesheet products to high-bright groundwood products and new product applications.

Compared with 2007, Fraser Papers' shipments of commodity groundwood products in 2008 decreased 6,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The paper operations generated negative EBITDA of $8.5 million in the third quarter on sales of $129.9 million. This compares to negative EBITDA of $4.0 million in the second quarter of 2008, on sales of $147.8 million. Selling prices improved by $18 per ton as Fraser Papers realized the effect of price increase announcements from the second quarter. The decrease in EBITDA was as a result of planned maintenance outages at the Edmundston pulp mill and the Madawaska and Gorham paper mills offset partially by improved energy usage and higher internal pulp production levels.

Shipments decreased by 13% during the quarter due to the peak financial printing season during the second quarter.

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The paper operations generated negative EBITDA of $8.5 million in the third quarter on sales of $129.9 million. This compares to negative EBITDA of $3.5 million in the third quarter of 2007 on sales of $124.4 million. Higher selling prices of $76 per ton contributed to improved sales; however, these improvements were partially offset by increased costs for fibre and energy.

Shipments decreased slightly during the quarter due to the permanent closure of two paper machines in Madawaska, Maine and the temporary closure of two paper machines in Gorham, New Hampshire partially offset by improved productivity from the remaining paper machines.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

Year to date, the paper operations had negative EBITDA of $19.3 million on sales of $426.3 million. This compares to negative EBITDA of $12.2 million year to date in 2007 on sales of $405.2 million. Adjusting for the major planned maintenance outages in 2008 of $7.2 million, the paper operations generated negative EBITDA of $12.1 million in 2008. Adjusting for the major outages in 2007 of $10.1 million, the paper operations generated negative EBITDA of $2.1 million in 2007. The $10.0 million decrease in adjusted EBITDA was due to increased fibre, chemical and energy prices of $31.2 million and the strength of the Canadian dollar of $11.3 million, partly offset by higher mill net realizations and margin improvements.

Shipments in 2008 were comparable to last year as improved paper machine productivity has overcome the capacity closures equivalent to 70,000 of annual production.

Pulp Operations

We own and operate a NBHK market pulp mill in Thurso, Quebec.

	Three months ended			**Nine months ended**	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**17.9**	21.9	21.1	**61.5**	52.1
EBITDA (US$millions)	**(1.7)**	1.0	1.7	**(1.6)**	3.5
Pulp EBITDA ($ per tonne)	**(37)**	17	27	**(10)**	20
EBITDA Margin(1)	**(9%)**	5%	8%	**(3%)**	7%
Shipments (000 tonnes)(2)	**46**	59	63	**167**	179
Average Revenue Realized ($ per tonne)(2)	**603**	623	557	**607**	547
Average Cash Operating Costs ($ per tonne)	**603**	591	526	**596**	518
Reference Price ($ per tonne)(3)					
NBHK market pulp	**821**	816	724	**811**	703

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions in the NBHK pulp market stabilized during the third quarter with average benchmark pricing rising less than 1%, or $5 per tonne over the second quarter of 2008 to $821 per tonne. This is an improvement of 13% or $97 per tonne compared to the third quarter of 2007 in the average benchmark price. However, during the last month of the third quarter and into the early stages of the fourth quarter, market conditions weakened significantly.

We direct a portion of our market pulp for internal use. Fraser Papers also purchases pulp from third parties to supplement internal production. With improved internal pulp production at the Edmundston pulp mill in the third quarter, net pulp sales amounted to only 3,000 tonnes in the quarter.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The pulp operations generated negative EBITDA of $1.7 million in the third quarter of 2008 on sales of $17.9 million. This was a $2.7 million EBITDA decline from the previous quarter when the pulp operations generated EBITDA of $1.0 million on $21.9 million of sales. The decline was due to decreased revenue realizations with off-shore pricing declining prior to the North American market. Additionally, during the third quarter, the Thurso mill had to reduce throughput due to a wood fibre shortage which increased average cash operating costs by approximately $23 per tonne.

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The pulp operations generated negative EBITDA of $1.7 million in the third quarter of 2008 on sales of $17.9 million. This was a $3.4 million decrease in EBITDA from the previous year's quarter when the pulp operations generated EBITDA of $1.7 million on $21.1 million of sales. The $3.4 million decrease was primarily due to improved market conditions with a realized revenue increase of 8% offset by the stronger Canadian dollar. The Canadian dollar realized in the third quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.95 in the third quarter of 2007.

Shipments decreased by 27% in the third quarter of 2008 compared to the third quarter of 2007 due to wood fibre throughput production reduction and the weaker pulp market.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

The pulp operations generated negative EBITDA of $1.6 million in 2008 on sales of $61.5 million. This compares to the previous year's EBITDA of $3.5 million on sales of $52.1 million. The revenue increase of $9.4 million is due to improved market conditions. The EBITDA decrease of $5.1 million is primarily due to cash costs increasing 16% to $603 per tonne compared to $518 per tonne in 2007 due to increased oil pricing and the strength of the Canadian dollar offset partially by improved market conditions with realized revenues increasing 11% or $60 per tonne over 2007.

Shipments declined by 12,000 tonnes primarily from the poor European pulp market conditions experienced in the last month of the quarter.

Lumber Operations

Our lumber operations are comprised of four lumbermills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine; and Masardis, Maine.

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**14.3**	10.6	26.8	**35.3**	71.1
EBITDA (US$millions)	**(1.3)**	(3.2)	(3.4)	**(8.7)**	(16.0)
EBITDA ($ per Mfbm)	**(25)**	(80)	(36)	**(65)**	(63)
EBITDA Margin[(2)]	**(9%)**	(30%)	(13%)	**(25%)**	(23%)
Shipments (MMfbm)	**51**	40	94	**134**	256
Average Revenue Realized ($ per Mfbm)	**281**	262	279	**261**	275
Average Cash Operating Cost ($ per Mfbm)	**293**	284	321	**292**	338
Reference Price ($ per Mfbm)[(1)]					
Boston SPF 2X4 #2&Btr	**347**	298	335	**309**	330

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions improved for our lumber operations during the third quarter with a seasonal increase in the market. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased 16% or $49 per Mfbm from the second quarter. Consequently, Fraser Papers' net revenue realized increased 7% compared to the second quarter.

However, in the early stages of the fourth quarter, market conditions weakened with the continued softness in U.S. housing activity where annual construction starts have fallen from their peak of an annualized 2.3 million in January 2006 to an annualized 0.8 million in September 2008; a 65% decline.

In the third quarter, we took market-related downtime for thirteen weeks at the Ashland, Maine lumbermill and twelve weeks at the Juniper, New Brunswick lumbermill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative sawmill chips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper lumbermill for up to eleven months. We restarted the Juniper lumbermill during the last week of the third quarter.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The lumber operations generated negative EBITDA of $1.3 million in the third quarter of 2008 on sales of $14.3 million. This compares to negative EBITDA in the second quarter of 2008 of $3.2 million on sales of $10.6 million. EBITDA improved by $1.9 million over the second quarter as realized revenues improved by 7% or $19 per Mfbm and also due to running the Plaster Rock, New Brunswick lumbermill during the entire quarter.

As a result of operating the Plaster Rock lumbermill, shipments in the third quarter of 2008 increased by 11 MMfbm from the second quarter of 2008

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The lumber operations generated negative EBITDA of $1.3 million in the third quarter of 2008 on sales of $14.3 million. This compares to negative EBITDA in the third quarter of 2007 of $3.4 million on sales of $26.8 million. EBITDA improved by $2.1 million over the third quarter of 2007 due to lower fixed costs as a result of market-related downtime taken during the third quarter of 2008.

Shipments in the third quarter of 2008 were 43 MMfbm lower than the third quarter of 2007 as a result of downtime at the Ashland, Maine and Juniper, New Brunswick lumbermills.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

The lumber operations generated negative EBITDA of $8.7 million in 2008 on sales of $35.3 million. This compared to negative EBITDA of $16.0 million in 2007 on sales of $71.1 million. Weak market conditions (with benchmark prices reduced by 6%) and lower selling prices continued; however, cash costs have been reduced by $46 per Mfbm due to market-related downtime.

Shipments declined by 48% in 2008, compared to 2007, due to market-related downtime.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the September 27, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The impairment related to the closure of the Madawaska paper machines in 2007 are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

Many of Fraser Papers' input costs are purchased on the open market and as such are subject to market price fluctuations. With the recent reductions in world commodity prices, we expect to benefit from these reductions. In particular, Fraser Papers consumes approximately 500,000 barrels of oil per year and purchases approximately 195,000 tonnes of market pulp per year.

Approximately 50% of Fraser Papers' assets are located in Canada while essentially 100% of the sales are U.S. dollar-denominated. Fraser Papers incurs approximately CAD$360 million per year of Canadian dollar-denominated expenses, and we expect to benefit from the recent weakening of the Canadian currency.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, future investment in our operations, anticipated growth in target markets and profit margins, strategic focus with respect to product development, manufacturing capabilities, operating performance, energy reduction and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, components, total cost and source of funding for the lumbermill modernization, evolving criteria and demand for certain paper grades, seasonal inventory build-up, reduction and the impact on financial results, future pension funding requirements, hedging activities, the Company's liquidity position, maximum possible amounts under certain guarantees, and the expected impact of specific events on financial results in future quarters.

Forward-looking information typically contains statements with words such as "continue", "ongoing", "grow", "achieve", "maintain", "will", "look", "future", "target", "can", "seek", "feel", "estimate", "plan", "when", "believe", "result", "possible", "could", "towards", "begin", "likely", "impact", "pursue", "anticipate", "remain", or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as the Annual Report and other filings with Canadian securities regulatory authorities. Fraser Papers cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Fraser Papers' views and the actual outcome is uncertain.

OUTLOOK

Recent turmoil in financial markets has created a high degree of uncertainty worldwide. As governments continue to consider ways to provide assurances to lenders and borrowers alike, economic growth appears to be slowing. Demand for paper products is following this trend; however, it is expected that significant capacity reductions that have been announced or completed should allow for a relatively balanced relationship between supply and demand for paper products in the specific segments in which Fraser participates.

In the past few weeks, commodity markets appear to have peaked with prices coming off their historical highs. In addition, the U.S. dollar has strengthened against the Canadian dollar and the Euro. The Company expects to benefit significantly from this recent trend as cost pressures subside.

The specialty packaging markets are demanding more environmentally friendly packaging alternatives. Fraser Papers will continue to focus on innovation and product development in order to meet these

emerging demands. Demand for specialty printing papers is uncertain at this time and will be impacted by a number of factors including: the lower number of publicly traded banking institutions; M&A activity in the financial sector; and, changes in securities and market regulation in the U.S. and elsewhere.

The markets for Fraser Papers' northern bleached hardwood kraft pulp produced at the Thurso pulp mill have started to weaken. World pulp inventories are increasing and global demand has not rebounded following the seasonal summer slowdown. Recently announced closures at a number of North American hardwood kraft pulp mills are not expected to have a significant effect in the balance between supply and demand.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and demand is not expected to improve in the near term. Fraser Papers will continue evaluating opportunities to secure low cost woodchips to the paper operations in weak lumber markets and will operate its lumbermills in support of its integrated paper operations.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of Fraser Papers' operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Sep 27 2008	Jun 28 2008	Sep 29 2007	Six months ended Sep 27 2008	Sep 29 2007
Profit / (Loss)	**$ (21.3)**	$ (15.6)	$ 24.7	**$ (56.0)**	$ (22.8)
Add: Interest expense, net	**0.9**	0.7	1.7	**2.3**	5.0
Less: Income tax (recovery)/expense	**0.1**	1.0	(5.7)	**0.2**	(8.4)
Less: Gain on sale of Acadian	**—**	—	(38.4)	**—**	(38.4)
Add: Restructuring charges	**—**	—	3.7	**—**	16.5
Add: Other	**0.7**	—	0.8	**0.7**	(0.5)
Add: Depreciation	**8.1**	7.7	8.0	**23.2**	23.9
EBITDA	**$ (11.5)**	$ (6.2)	$ (5.2)	**$ (29.6)**	$ (24.7)

NET DEBT

US$MILLIONS	As at Sep 27 2008	Dec 31 2007
Long-term debt	**$ 36.1**	$ —
Add: Current Debt	**25.0**	—
Add: Bank indebtedness	**9.1**	4.3
Add: Borrowings under credit facility	**—**	81.6
NET DEBT	**$ 70.2**	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Sep 27 2008	Dec 31 2007
Net debt	**$ 70.2**	$ 85.9
Add: Shareholders' equity	**298.1**	292.9
Net debt plus equity	**368.3**	378.8
Net debt	**$ 70.2**	$ 85.9
Divided by: Net debt plus equity	**368.3**	378.8
NET DEBT TO NET DEBT PLUS EQUITY	**19%**	23%

CASH COST

US$MILLIONS	Three months ended Sep 27 2008	Jun 28 2008	Sep 29 2007	Six months ended Sep 27 2008	Sep 29 2007
Net sales	**$ 162.1**	$ 180.3	$ 172.3	**$ 523.1**	$ 528.4
Less: EBITDA	**11.5**	6.2	5.2	**29.6**	24.7
CASH COST	**$ 173.6**	$ 186.5	$ 177.5	**$ 552.7**	$ 553.1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
SEPTEMBER 27, 2008

(unaudited)

US$MILLIONS	As at Sept 27, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Accounts receivable	**$ 77.3**	$ 99.1
Inventory	**121.2**	124.2
Future income taxes	**0.5**	0.2
	199.0	223.5
Property, plant and equipment	**263.5**	266.2
Other assets	**60.8**	56.5
	$ 523.3	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 9.1**	$ 4.3
Accounts payable and accrued liabilities	**96.8**	106.4
Current debt *(note 4)*	**25.0**	81.6
	130.9	192.3
Long-term debt *(note 4)*	**36.1**	—
Other liabilities	**53.8**	56.1
Future income taxes	**4.4**	4.9
Shareholders' equity *(note 7)*	**298.1**	292.9
	$ 523.3	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
SEPTEMBER 27, 2008

(unaudited)

	Three Months Ended		Nine Months Ended	
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	**Sept 27 2008**	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Net sales	**$ 162.1**	$ 172.3	**$ 523.1**	$ 528.4
Cost of goods sold	**168.5**	173.7	**534.7**	538.6
Selling, general and administration costs *(note 5)*	**5.1**	3.8	**18.0**	14.5
Loss before the following:	**$ (11.5)**	$ (5.2)	**$ (29.6)**	$ (24.7)
Gain on sale of Acadian *(note 13)*	**—**	38.4	**—**	38.4
Restructuring charges *(note 12)*	**—**	(3.7)	**—**	(16.5)
Other	**(0.7)**	(0.8)	**(0.7)**	0.5
Interest income	**0.1**	0.1	**0.4**	0.4
Interest expense	**(1.0)**	(1.8)	**(2.7)**	(5.4)
Loss before depreciation and income taxes	**(13.1)**	27.0	**(32.6)**	(7.3)
Depreciation	**(8.1)**	(8.0)	**(23.2)**	(23.9)
Income tax (expense) recovery *(note 6)*	**(0.1)**	5.7	**(0.2)**	8.4
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Earnings (loss) per share (basic and fully diluted)	**$ (0.42)**	$ 0.84	**$ (1.17)**	$ (0.78)
Weighted average number of shares (thousands)	***50,167***	*29,510*	***47,871***	*29,510*
Deficit				
Balance, beginning of period	**$(237.7)**	$(207.4)	**$(203.0)**	$(162.0)
Change in accounting policy *(note 2)*	**—**	—	**—**	2.1
Earnings (loss)	**(21.3)**	24.7	**(56.0)**	(22.8)
Balance, end of period	**$(259.0)**	$(182.7)	**$(259.0)**	$(182.7)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
SEPTEMBER 27, 2008

(unaudited)

	Three Months Ended		Nine Months Ended	
US$MILLIONS	**Sept 27 2008**	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Changes in unrealized net gains (losses) on cash flow hedges	**(0.4)**	(0.2)	**(0.3)**	1.1
Changes in unrealized net gains (losses) on lumber hedges	**0.8**	(0.2)	**0.8**	—
Tax impact of above	**(0.1)**	0.1	**(0.1)**	(0.4)
Other comprehensive income	**0.3**	(0.3)	**0.4**	0.7
Comprehensive earnings (loss)	**$ (21.0)**	$ 24.4	**$ (55.6)**	$ (22.1)
Accumulated other comprehensive income				
Balance, beginning of period	**0.3**	0.8	**0.2**	—
Transition adjustment	**—**	—	**—**	(0.2)
Other comprehensive income for the period	**0.3**	(0.3)	**0.4**	0.7
Balance, end of period	**$ 0.6**	$ 0.5	**$ 0.6**	$ 0.5

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 27, 2008

(unaudited)

US$MILLIONS	Three Months Ended Sept 27 2008	Three Months Ended Sept 29 2007	Nine Months Ended Sept 27 2008	Nine Months Ended Sept 29 2007
Cash provided by (used for):				
Operating Activities				
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Items not affecting cash:				
Depreciation	**8.1**	8.0	**23.2**	23.9
Future income taxes *(note 6)*	**(0.1)**	(6.1)	**(0.3)**	(9.5)
Gain on sale of Acadian *(note 13)*	**—**	(38.4)	**—**	(38.4)
Restructuring charges *(note 12)*	**—**	3.7	**—**	16.5
Employment benefit plan expense *(note 5)*	**2.6**	3.0	**9.4**	8.4
Other items	**—**	2.1	**(0.6)**	5.3
Employment benefit plan funding *(note 5)*	**(5.3)**	(6.2)	**(16.7)**	(20.8)
	(16.0)	(9.2)	**(41.0)**	(37.4)
Net change in non-cash working capital balances	**0.4**	(1.2)	**17.2**	19.9
	(15.6)	(10.4)	**(23.8)**	(17.5)
Investing Activities				
Capital investments	**(13.5)**	(1.7)	**(20.9)**	(15.4)
	(13.5)	(1.7)	**(20.9)**	(15.4)
Financing Activities				
Proceeds from rights offering *(note 7)*	**—**	—	**59.7**	—
Repayment of long-term debt *(note 4)*	**—**	(68.5)	**(50.0)**	(68.5)
Borrowing under term loan *(note 4)*	**4.6**	—	**14.5**	—
Net borrowings under term credit facility	**25.0**	—	**25.0**	—
Net borrowings (repayments) under revolving credit facility	**(13.6)**	80.3	**(9.3)**	91.8
	16.0	11.8	**39.9**	23.3
Decrease in cash and cash equivalents	**$ (13.1)**	$ (0.3)	**$ (4.8)**	$ (9.6)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosure;* and *Section 3863, Financial Instruments – Presentation.*

Inventories
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory that has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result, the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $2.2 on $0.05 per share (2007 – $0.1 or nil per share), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3*.

Financial Instruments
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8*.

Capital Disclosures
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9*.

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $5.6 (2007 – $7.4) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in third quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness including $50.0 in temporary financing, which was due January 31, 2008. Additional disclosure on the Offering is provided in *note 7.*

In April 2008, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At September 27, 2008, $63.6 (2007 – $123.9) of the facility was utilized, $22.3 (2007 – $31.6) for operating bank loans and the balance in support of letters of credit.

In June 2008, the Company entered into a term loan facility with the province of New Brunswick for up to CAD$40.0. The facility bears interest at a fixed rate of 4.7% and is due in December 2014. Borrowings under the facility will be used to fund capital expenditures at the Company's operations in New Brunswick and are secured by a first charge on property, plant and equipment located in New Brunswick. Principal payments under the loan will be made in quarterly installments over the term of the loan with a lump sum payment on maturity. The first principal repayment is due no later than March, 2010. At September 27, 2008, $14.5 (CAD$15.0) had been drawn under this facility.

In September 2008, the Company entered into a term credit facility for $25.0. The facility bears interest at market rates and is due in September 2009. At September 27, 2008, the facility was fully drawn.

During the third quarter of 2007, the Company closed its tender offer to repay all of its 8.75% senior, unsecured notes ("Notes") of $84.0. The Company repaid $68.5 of Notes to the public and cancelled $15.5 of Notes held by Fraser Papers.

The effective interest rate on long-term debt was 4.9% at September 27, 2008 (2007 – 6.8%).

During the quarter and the nine months ended September 27, 2008, the Company made interest payments of $0.7 and $2.1, respectively (2007 – $3.1 and $6.1).

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $2.6 (2007 – $3.0). For the nine months ended September 27, 2008, employee benefit expenses for pensions and post retirement benefits totaled $9.4 (2007 – $8.4). In the first quarter of 2008, the Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded a settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $5.3 (2007 – $6.2) during the quarter and $16.7 (2007 – $20.8) for the nine months ended September 27, 2008.

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Nine Months Ended	
	Sept 27 2008	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Current tax expense	**$ (0.2)**	$ (0.4)	**$ (0.5)**	$ (1.1)
Future income tax recovery	**0.1**	6.1	**0.3**	9.5
Income tax (expense) recovery	**$ (0.1)**	$ 5.7	**$ (0.2)**	$ 8.4

During the quarter and for the nine months ended September 27, 2008, payments of $0.3 and $0.5 respectively were made for income and income-related taxes (2007 – $0.1 and $0.5).

Note 7. Shareholders' Equity

	As at Sept 27 2008	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	**$ 549.7**	$ 490.0
Contributed surplus	**6.8**	5.7
Accumulated other comprehensive income	**0.6**	0.2
Deficit	**(259.0)**	(203.0)
	$ 298.1	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the nine months ended September 27, 2008, Fraser Papers issued 1,445,000 stock options with exercises price between CAD$2.22 and CAD $3.10, to certain officers of the Company. These options have a 10 year life and vest evenly over five years. 25,000 stock options were cancelled during the quarter ended September 27, 2008.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at September 27, 2008, the Company had outstanding forward foreign exchange contracts of $43.5 (2007 –$30.2), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the nine months ended September 27, 2008 include a realized loss of $1.8 (2007 – gain of $7.8) on matured forward foreign exchange contracts and no gain or loss (2007 – gain of $0.2) on outstanding contracts. These realized losses are offset by realized gains on the net monetary liabilities being hedged.

As at September 27, 2008, the Company had forward foreign exchange contracts of $18.0 (2007 – $42.4) as a hedge of anticipated future Canadian dollar net cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the nine months ended September 27, 2008 include a realized gain of $0.8 (2007 – $1.4) on matured forward foreign exchange contracts. An unrealized gain of $0.1 (2007 – $0.8) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance larger than $6.5 from any individual customer as at September 27, 2008 (2007 – $8.0). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. The consolidated statements of operations for the nine months ended September 27, 2008 includes bad debt expense of $0.2 (2007 – nil). The allowance for doubtful accounts as at September 27, 2008 was $0.4 (2007 – $0.2).

Sensitivity Information

Fluctuations in market prices expose the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk

With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. For the nine months ended September 27, 2008, a one cent change in the foreign exchange rate would have impacted pre-tax loss, before the impact of the Company's hedging program, by $2.7.

Interest Rate Risk

Interest rates on the Company's borrowings are subject to change and could affect the profitability of the Company. The Company currently manages its interest rate risk by maintaining three borrowing facilities to support its liquidity requirements. One of these facilities attracts interest at a fixed rate of 4.7% while the others attract interest at floating rates. Interest rate swaps are an available alternative to further reduce the Company's exposure to fluctuations in interest rates. For the nine month period ended September 27, 2008, a 100 basis point change in market interest rates would have impacted pre-tax loss by $0.3.

Price Risk

Markets for some of Fraser Papers' products are highly cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products.

The Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/ton change in the value received on the sale of paper products would have impacted pre-tax loss for the nine month period ended September 27, 2008, by $10.8. A $25/tonne change in pulp prices would have affected pre-tax loss for the nine month period ended September 27, 2008, by $0.5. For the nine months ended September 27, 2008, pre-tax loss would have been impacted by $3.3 with a change in lumber prices of $25/Mfbm. The Company considers the use of pulp and lumber hedges to limit its exposure to variability in pricing.

For the nine months ended September 27, 2008, Fraser Papers had entered into lumber futures contracts representing 30.8 million board feet of lumber (2007 – nil). These contracts mature in the fourth quarter of 2008 and first quarter of 2009 and are highly effective at mitigating the impact of changing lumber

prices. Accordingly, no amount has been reported in the consolidated statements of operations (2007 – 0.6) for the nine month period ended September 29, 2008. Unrealized gains of $0.8 were recognized in other comprehensive income during the quarter and for the nine months ended September 27, 2008 (2007 – nil and nil).

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 19%. In order to maintain or adjust the capital structure, the Company has a number of alternatives subject to certain approvals including: issuing additional shares; buying its own shares on the market; returning capital to shareholders; and, issuing or repaying debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided guarantees to the lenders of the Company in support of its credit facilities. The maximum amount of the guarantees is $50.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $3.2.

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian Timber Income Fund ("Acadian") is a related party by virtue of Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter and the nine months, Fraser Papers purchased approximately $1.1 and $3.7, respectively (2007 – $1.3 and $4.4) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $1.1 (2007 – $0.5) related to these purchases.

Fraser Papers has invested in units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.5 (2007 – $2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the nine months, Fraser Papers earned a management fee of $1.8 and $6.0 (2007 – $1.9 and $5.5) from Katahdin. Included in accounts receivable is $0.6 (2007 – $2.5) due from Katahdin.

During the quarter and the nine months, Fraser Papers sold $0.5 and $1.4 (2007 – $1.4 and $3.6) of goods and services to Katahdin. Included in accounts receivable is $0.3 (2007 – $0.8) related to these sales.

Fraser Papers has entered into 20 year fibre supply agreements with Acadian. During the quarter and the nine months, purchases of fibre from Acadian amounted to $6.4 and $15.2, respectively (2007 – $9.9 and $24.7). Included in accounts payable and accrued liabilities is $2.8 (2007 – $1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of $2.0 for the nine months ended September 29, 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At September 27, 2008, the Company had entered into forward foreign exchange contracts of $43.5 (2007 –$30.2) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $25.1 (2007 – $35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

The Company has agreed to pay guarantee fees to Brookfield in connection with guarantees to Fraser Papers' lenders in support of Fraser Papers' credit facilities. The fees are equal to an annualized rate of approximately 2.0% of the maximum amount of the guarantee of $50.0 (or $1.0 per year).

Note 12. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers permanently shut down two uncoated freesheet paper machines at its East Papers operations. As a result, Fraser Papers recorded a restructuring charge of $16.5 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8. An additional charge of $3.7 related to termination benefits, severance and other charges was recorded in the third quarter of 2007.

Note 13. Sale of Acadian Timber Income Fund

On September 26, 2007 Fraser Papers sold its interest in Acadian for net proceeds of $38.4, which were received in the fourth quarter of 2007. As the units of Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **September 27, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 30, 2008

signed "*Glen McMillan*"

Glen McMillan
Senior Vice President
and Chief Financial Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, J. Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **September 27, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 30, 2008

signed "*J. Peter Gordon*"

J. Peter Gordon
President and Chief Executive Officer

CIBC Mellon Trust Company

November 10, 2008

mmueller@toronto.fraserpapers.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
New Brunswick Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Registrar of Securities, Yukon

Dear Sirs:

RE: FRASER PAPERS INC.

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on November 10, 2008:

X Interim Report for the Nine Months Ended September 30, 2008

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk/CM_FraserPapersInterim

Rule 12g3-2(b)
Exemption No. 82-34837



FraserPapers

INTERIM REPORT TO SHAREHOLDERS

For the Nine Months Ended September 27, 2008

(All financial references are in U.S. dollars unless otherwise noted)

	Three Months Ended		Nine Months Ended	
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Sept 27, 2008	Sept 29, 2007	Sept 27, 2008	Sept 29, 2007
EBITDA	**$ (11.5)**	$ (5.2)	**$ (29.6)**	$ (24.7)
Earnings/(loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Per share	**$ (0.42)**	$ 0.84	**$ (1.17)**	$ (0.78)

In the third quarter ended September 27, 2008, we generated a net loss of $56.0 million or $1.17 per share compared to a loss of $22.8 million or $0.78 per share in 2007. Results in 2007 included a gain of $32.1 million ($1.09 per share) on the sale of our interest in Acadian Timber Income Fund (TSX:ADN.UN) and restructuring charges of $11.1 million ($0.37 per share) related to the permanent closure of two paper machines at our East Papers operations.

For the third quarter and nine months ended September 27, 2008 we generated a net loss of $21.3 million or $0.42 per share. These results included the impact of planned maintenance outages at our East Papers and Gorham operations, which negatively affected results by $5.3 million or $0.11 per share.

QUARTERLY PROGRESS HIGHLIGHTS

- Realized higher net selling prices from sales of our specialty papers. Net selling prices for the quarter improved by $18 per ton or 8% compared to Q3 2007.
- Improved overall specialty paper shipments for the year-to-date period to 74% of total paper sales compared to 70% in 2007, including a 42% increase in shipments of high-bright groundwood papers.
- Lowered average cash operating costs at our paper operations despite sharply higher input costs, reflecting improved productivity and significant energy reduction efforts.
- Reduced annualized oil consumption on a year-to-date basis by 29% as a result of previously announced initiatives across all operations.
- Secured a $25 million one-year term loan on favourable economic terms in a challenging credit environment.
- Completed major outage at the Company's core manufacturing operations, East Papers, which has resulted in a 12% improvement in production of lower cost, sulphite pulp for use in the paper mill.

Our operating performance has continued to improve over the past twelve months. However, cost pressures have served to offset much of these improvements. Over the past several weeks, we have seen prices for a number of our key commodity inputs decrease and a significant weakening of the Canadian dollar. We expect to benefit significantly in the coming quarters by these trends as cost pressures in our business subside from unprecedented levels.

RESULTS OF OPERATIONS

EBITDA in the third quarter of 2008 was a loss of $11.5 million, compared to an EBITDA loss of $6.2 million in the second quarter of 2008. Third quarter results included $7.2 million related to planned outages at the recovery boiler and cogeneration facility at our East Papers operations and a regular maintenance outage at the Gorham, New Hampshire paper mill. Excluding the impact of the outages at East Papers, EBITDA improved by $1.9 million compared to the second quarter. Increased selling prices for paper and lumber products and improved operating efficiencies were only partly offset by higher costs for oil and chemicals.

EBITDA in the quarter was lower than the negative EBITDA of $5.2 million generated in the third quarter of 2007, primarily as a result of the downtime taken at our East Papers and Gorham operations. Excluding the impact of this downtime, EBITDA improved by $0.9 million. This improvement is significant in that we have implemented initiatives to increase selling prices, improve production and lower manufacturing costs, which have more than offset $11 million in cost inflation resulting from higher fibre, energy and chemical costs and the negative impact of the stronger Canadian dollar. For the nine months ended September 27, 2008, these inflationary cost pressures totaled $44 million compared to 2007.

MARKET UPDATE

During the third quarter of 2008, mill nets for our paper products improved an average of $18 per ton over the second quarter of 2008 and $76 per ton over the third quarter of 2007. On a year-to-date basis, net price realizations are $51 per ton higher than 2007. During the third quarter, net pricing for specialty packaging, specialty printing and high-bright groundwood grades improved by $25 to $35 per ton (or approximately 3%), compared to the second quarter, due to improved product mix and successful selling price increases. Since the fourth quarter of 2007, we have implemented price increases across most of our specialty product lines in response to unprecedented increases in input costs over the past number of years. Through the third quarter of 2008, these price increases have served to offset only 25% of the estimated impact of higher chemical, energy and fibre costs, combined with the impact of a stronger Canadian dollar.

Pricing for commodity freesheet papers also improved as benchmark prices increased 4% over the second quarter of 2008. Commodity groundwood markets continued to weaken due to reduced advertising, lower catalog circulation, fewer retail inserts printed and high inventories. As a result, net selling prices were reduced $72 per ton below the second quarter.

Total paper shipments were down 13% from the second quarter but were in line with shipments in the third quarter of 2007. Shipments of specialty printing and high-bright groundwood papers were seasonally lower compared to the second quarter, which includes the end of the financial printing season. Shipments of specialty packaging papers were lower due to seasonal slowdowns in certain grades and penetration of plastic packaging into the market for large pet food bags. Shipments of commodity papers were substantially unchanged from the second quarter but were 23% below the third quarter of 2007 as we continued to focus on growing our specialty paper market segments. On a year-to-date basis, shipments were unchanged from 2007 despite the permanent closure of two paper machines in the last

half of 2007 and the temporary closure of two others. Shipments of commodity papers represented 19% of total shipments in 2008, down from 23% in 2007.

Shipments of northern bleached hardwood kraft pulp from our pulp mill in Thurso, Quebec were 22% below second quarter levels. Low woodchip inventories and resultant production slowdowns, as well as weaker demand in export markets, contributed to the reduction in shipments. Reference prices for hardwood pulp were substantially unchanged compared to the second quarter. Mill net realizations for hardwood pulp shipped from Thurso were 3% below second quarter levels due to higher freight costs resulting from increased shipments overseas.

Lumber markets remained weak during the quarter as U.S. housing starts continued at historically low levels due to weak demand. There was a modest improvement in lumber prices reflecting seasonal activity. Our lumber shipments increased 28% compared to the second quarter as we operated the lumbermill in Plaster Rock, New Brunswick for the entire quarter and restarted the lumbermill in Juniper, New Brunswick during the last week of the quarter.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage
Innovation and product development are an important part of our strategy. During 2008, we have increased our shipments of a number of paper grades used for retail food packaging and quick serve restaurant applications. These grades have been designed to replace less environmentally friendly alternatives. Current shipment levels represent a significant market share in certain of these grades.

Approximately 18% of the products manufactured in the first nine months of 2008 were developed in the past 24 months indicating our focus on innovation.

Margin Improvement and Cost Reduction
During the third quarter of 2008, the East Papers operations took 12 days of downtime at the sulphite pulp mill in Edmundston, New Brunswick in order to complete repairs and improve operating efficiency at the recovery boiler. Since restart, the sulphite mill has demonstrated a 12% increase in throughput with record daily production of 700 tons per day during the quarter. Increased internal sulphite pulp production reduces the requirement to purchase market pulp at a current savings of more than $200 per tonne of pulp.

In addition to the sulphite pulp mill outage, maintenance was completed on our 45 megawatt biomass cogeneration facility in Edmundston. The repairs were necessary in order to ensure the reliability of the boiler as we continue to focus on reducing our fossil fuel consumption. These repairs are in addition to the permanent closure of an oil fired boiler at the East Papers operations and the installation of a heat recovery system at the pulp mill in Thurso, Quebec. Oil consumption through the third quarter totaled 382,000 barrels, a reduction of 156,000 compared to 2007.

During the third quarter, we opportunistically restarted our lumbermills in New Brunswick to take advantage of a seasonal increase in lumber prices and to utilize existing log inventories. The operation of the lumbermills and improved lumber prices contributed to an improvement of $1.9 million in the results of the lumber operations compared to the second quarter of 2008. In addition, we have hedged the selling price of approximately 31% of our total forecasted lumber shipments in the fourth quarter at a price of approximately $330 per Mfbm (Delivered Boston SPF 2x4 #2& Btr).

We continue to improve our productivity levels despite significant capacity reductions taken over the past twelve months. Total paper production in 2008 is only 7% below 2007 levels despite the permanent closure of two paper machines at East Papers and the temporary closure of two machines at Gorham. Tons of production per day on our nine operating paper machines is up 6% compared to 2007. These

improvements have been achieved by improving machine efficiencies, uptime and runnability, improving production scheduling and speeding up the paper machines. Excluding the costs associated with the maintenance outages, cash operating costs for paper improved marginally, despite increased input costs.

We are subject to market price fluctuations for many of our input costs and expect to benefit from recent reductions in world commodity prices. We consume approximately 500,000 barrels of oil per year and have significant operations in Canada where we incur Canadian dollar-denominated expenses of approximately CAD$360 million per year. In addition, we sell approximately 50,000 tonnes of market pulp per year (net of purchases).

In July 2008, our board of directors approved the $17.5 million modernization of our lumbermill located in Plaster Rock, New Brunswick. During the third quarter, we began placing orders for major equipment including the biomass boiler and new kilns. The construction work is expected to be completed by the third quarter of 2009.

Financing
In April 2008, we increased the maximum borrowings under our working capital facility to $115.0 million and extended the term to April 2011. In June 2008, we finalized a six-and-a-half-year CAD$40 million term loan facility with the province of New Brunswick to support our investment plans in the province. In September 2008, we finalized a one-year, $25 million term facility with a Canadian chartered bank. Each of these transactions was completed with the support of our largest shareholder.

OUTLOOK

Recent turmoil in financial markets has created a high degree of uncertainty worldwide. As governments continue to consider ways to provide assurances to lenders and borrowers alike, economic growth appears to be slowing. Demand for paper products is following this trend; however, it is expected that significant capacity reductions that have been announced or completed should allow for a relatively balanced relationship between supply and demand for paper products in the specific segments in which we participate.

In the past few weeks, commodity markets appear to have peaked with prices coming off their historical highs. In addition, the U.S. dollar has strengthened against the Canadian dollar and the Euro. We expect to benefit significantly from this recent trend as cost pressures subside.

The specialty packaging markets are demanding more environmentally friendly packaging alternatives. We will continue to focus on innovation and product development in order to meet these emerging demands. Demand for specialty printing papers is uncertain at this time and will be impacted by a number of factors including: the lower number of publicly traded banking institutions; M&A activity in the financial sector; and, changes in securities and market regulation in the U.S. and elsewhere.

The markets for our northern bleached hardwood kraft pulp produced at the Thurso pulp mill have started to weaken. World pulp inventories are increasing and global demand has not rebounded following the seasonal summer slowdown. Recently announced closures at a number of North American hardwood kraft pulp mills are not expected to have a significant effect in the balance between supply and demand.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and demand is not expected to improve in the near term. We will continue evaluating opportunities to secure low cost woodchips to the paper operations in weak lumber markets and will operate our lumbermills in support of our integrated paper operations.

Peter Gordon
President and CEO

Glen McMillan
Senior Vice President and CFO

October 30, 2008

Note: *This interim report to shareholders contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to: our expectations with respect to our operations, performance or various costs that could impact the business; possible future intentions, priorities or plans; construction at the Plaster Rock, New Brunswick lumbermill; our expectations and estimations with respect to future market conditions and economic trends, including commodity and housing markets, capacity reduction, and supply/demand balance; and, the expected impact of specific events on financial results in future quarters. The words "result", "plan", "continue", "expect", "estimate", "approximately", "achieve", "appear", "emerge", "should", "will", deviations thereof, and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fraser Papers Inc. to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of Fraser Papers Inc. to differ materially from those set forth in the forward-looking statements include: general economic conditions; foreign exchange rates; commodity prices; lower demand for lumber, pulp or paper products; increases in costs of production; unforeseen mechanical, supplier or staffing issues; operating status of peer companies and other risks detailed from time to time in the documents filed by Fraser Papers Inc. with the securities regulators in Canada. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 29, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended September 27, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis.

All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Receiving recognition for the value proposition that our **superior customer service and technical support** provide to our customers while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance.**

In addition to these key strategic initiatives, we will continue to look for opportunities to grow our specialty paper franchise opportunistically, based on value. We have significantly narrowed our operational focus in recent years such that future growth can be specifically targeted to our core business.

Value-added Products

Fraser Papers competes in specific market segments with particular expertise in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. We focus on markets which are generally between 50,000 to 1,000,000 tons in

size and provide Fraser Papers with the opportunity to have an influential market share. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers. Fraser Papers has increased the shipments of specialty papers from 70% for the first nine months of 2007 to 74% for the first nine months of 2008.

To better serve our customers' needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products.

Superior Customer Service and Technical Support

Fraser Papers' technical support team is regularly in our customers' manufacturing locations helping our customers to lower the overall cost of their process using our paper as well as resolving issues unrelated to the paper we sell them.

We work closely with a number of packaging customers to assist them in areas such as improving converting efficiency with new packaging designs and increasing customer production rates to help the customer improve overall performance.

Innovation

Product development continues to be an important component of Fraser Papers' marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining.

During the third quarter, we developed six new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 15% of the volume in the third quarter represents products that were developed in the past 24 months.

Improved Operating Performance

The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil and fibre costs, three significant projects focusing on energy and fibre were fully implemented this year.

- An oil fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. Year-to-date 2008, oil consumption at East Papers was lower by 2.7 million gallons compared to 2007, reducing our oil consumption to 0.26 barrels per ton of paper produced and representing savings of $3.1 million.

- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill. Year-to-date 2008, oil consumption at Thurso was lower by 1.6 million gallons, compared to 2007, representing savings of $2.0 million.

- We continue to invest in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of displacing purchased pulp fibre with lower cost internal pulp. During the third quarter, we completed further modifications and repairs to the boiler. Internal pulp production at Edmundston set a record of producing 698 tons per day for the quarter. This is a 45 ton-per-day improvement from the average in 2007.

- During the third quarter, scheduled maintenance repairs were completed on the Edmundston cogeneration boiler to improve the reliability of the bark fired biomass boiler and reduce our dependence on fossil fuels. Also, a required cogeneration turbine overhaul was completed which improved power generation efficiency.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved energy and chemical efficiency	$ 7.7
Improved fibre and material utilization	13.3
Labour and other cost reductions	3.3
Total	**$ 24.3**

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved EBITDA by $24.3 million for the first nine months of 2008 when compared to 2007. However, 2008 results were negatively impacted by $7.2 million primarily due to planned maintenance downtime at the East Papers pulp mill in Edmundston, New Brunswick. Results were also negatively affected in 2007 by $10.1 million, primarily the result of a planned maintenance outage at East Papers.

Cost reduction improvements were derived primarily from improved energy usage, lower labour costs due to restructuring, and improved chemical and fibre usage efficiencies. We have continued to optimize our manufacturing processes, compared to the first nine months of 2007 through improving machine efficiencies, improving production scheduling and speeding up the paper machines. Paper production per day on our nine operating paper machines is up 6% compared to 2007. We believe that a more efficient operating platform will position Fraser Papers to benefit when current cost pressures subside.

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / U.S. foreign exchange, which totaled $55.3 million in the first nine months of 2008 compared to the first nine months of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (13.7)
Increased energy pricing	(14.4)
Increased chemical pricing	(7.7)
Canadian / U.S. foreign exchange	(19.5)
Total	**$ (55.3)**

Increased fibre pricing includes the impact of higher costs for logs, chips and purchased fibre. The negative impact of fibre pricing has been partially offset by improved revenue realizations in the pulp operations of $11.3 million.

Increased energy pricing includes the impact of higher costs for oil, biomass and electricity. The Company has invested capital to reduce our reliance on oil, including the energy reduction projects at East Papers and Thurso. The Company recently approved a capital investment for a biomass boiler at the Plaster Rock, New Brunswick lumbermill to eliminate the use of oil required to dry lumber in the kilns. We also completed a scheduled maintenance and turbine overhaul at the Edmundston cogeneration boiler which improves our energy platform.

Chemical pricing tends to trend with oil pricing since many chemical products are petroleum-based. Chemical companies implemented significant price increases during the third quarter of 2008. Fraser Papers is working with suppliers to manage the impact of the increases.

Approximately 50% of Fraser Papers' assets are located in Canada and sales are essentially 100% transacted in U.S. dollars. From time to time, the Company will enter into arrangements to fix the exchange rate on certain of its Canadian dollar-denominated cash flows (see "Hedging Activities"). The Canadian dollar exchange rate realized in the first nine months of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in 2007. During the third quarter of 2008, the Company realized an exchange rate of US$0.98 compared to the realized US$0.95 in the third quarter of 2007.

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter of 2008, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

During the second quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

In addition, the Company secured a CAD$40.0 million term loan facility from the province of New Brunswick to support its capital investment plan in the province (see "Liquidity and Capital Resources").

During the third quarter, the Company entered into a $25.0 million one-year term credit facility with Canadian Imperial Bank of Commerce, which bears interest at prevailing market rates.

OVERVIEW

We are executing a comprehensive turnaround of Fraser Papers' financial and operating affairs. We continued our focus on operational improvement, implemented a number of energy and fibre efficiency initiatives, completed major maintenance at our East Papers operations and took downtime at our lumbermills in an effort to reduce costs. Despite these initiatives to improve Fraser Papers' performance, high fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 60% of capacity and continue to generate negative results. Under current market conditions, many lumbermills in the northeastern United States and eastern Canada are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input for the pulp and paper industry.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
3rd Quarter	**$ 162.1**	**$ (21.3)**	**$ (0.42)**
2nd Quarter	180.3	(15.6)	(0.31)
1st Quarter	180.7	(19.1)	(0.44)
2007			
4th Quarter(1)	186.3	(20.4)	(0.69)
3rd Quarter(1)	172.3	24.7	0.84
2nd Quarter(1)	181.7	(37.6)	(1.28)
1st Quarter(1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)

(1) Prior year quarters' EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policy").

FINANCIAL RESULTS

Net sales for the third quarter of 2008 were $162.1 million, which were lower than the net sales of $180.3 million in the second quarter of 2008 due to the peak financial printing season in the second quarter.

Loss for the third quarter of 2008 was $21.3 million compared to a loss of $15.6 million in the second quarter of 2008. This $5.7 million decline was the result of major planned maintenance outages and increased chemical and oil pricing during the quarter, offset partially by improved paper and lumber pricing and energy usage.

Net sales for the third quarter decreased by $10.2 million compared to net sales of $172.3 million in the third quarter of 2007. The decrease was due to lower lumber shipments as a result of market conditions; however, improved paper and pulp pricing partially offset this decrease.

The loss of $21.3 million in third quarter of 2008 was a decline of $46.0 million compared to the profit of $24.7 million in the third quarter of 2007, which included a $32.1 million after-tax gain on the sale of Acadian. Improved paper and pulp pricing and improved energy usage were essentially offset by higher oil and chemical pricing and higher income tax expense.

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Fraser Papers Inc					
EBITDA(1)(3) (US$millions)	**(11.5)**	(6.2)	(5.2)	**(29.6)**	(24.7)
Paper operations					
EBITDA(1)(2)(3) (US$millions)	**(8.5)**	(4.0)	(3.5)	**(19.3)**	(12.2)
Less: Impact of outages	**(7.2)**	—	—	**(7.2)**	(10.1)
Adjusted EBITDA(2)	**(1.3)**	(4.0)	(3.5)	**(12.1)**	(2.1)
Adjusted EBITDA Margin ($ per ton)	**(10)**	(27)	(27)	**(28)**	(5)
Adjusted Average Cash Cost(1) ($ per ton)	**977**	983	934	**988**	922
Pulp operations					
EBITDA(1) (US$millions)	**(1.7)**	1.0	1.7	**(1.6)**	3.5
EBITDA Margin ($ per tonne)	**(37)**	17	27	**(10)**	20
Average Cash Cost(1) ($ per tonne)	**596**	591	526	**603**	518
Lumber operations					
EBITDA(1) (US$ millions)	**(1.3)**	(3.2)	(3.4)	**(8.7)**	(16.0)
EBITDA Margin ($ per Mfbm)	**(25)**	(80)	(36)	**(65)**	(63)
Average Cash Cost(1) ($ per Mfbm)	**293**	284	321	**292**	338

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policy").

Fraser Papers generated an EBITDA loss of $11.5 million in the third quarter of 2008.

Paper operations in the third quarter of 2008 generated an EBITDA loss of $8.5 million. The quarter's results included a major planned outage at the Edmundston sulphite pulp mill and cogeneration facility, as well as planned outages at the Madawaska and Gorham paper mills, totaling $7.2 million of additional costs during the quarter. After adjusting the EBITDA for the planned outages, paper operations generated an EBITDA loss of $1.3 million which was a $2.7 million improvement when compared to the second quarter of 2008. Improved productivity, paper pricing, fibre pricing and energy usage for the quarter offset the impact of higher chemical and oil pricing.

For paper operations, the adjusted EBITDA in the third quarter of 2008 was an improvement of $2.2 million compared to the third quarter of 2007. Paper pricing increased 8% over the third quarter of 2007, but was offset by increased cash costs due to rising purchased fibre and energy prices and the impact of a stronger Canadian dollar.

Pulp operations in the third quarter of 2008 generated an EBITDA loss of $1.7 million compared to EBITDA in the second quarter of $1.0 million. EBITDA declined by $2.7 million due to a $20 per tonne decrease in realized prices reflecting softer market conditions and a shortage of wood fibre that forced a two week reduction in throughput during August.

EBITDA from pulp operations in the third quarter of 2008 declined by $3.4 million compared to the $1.7 million EBITDA in the third quarter of 2007. The decrease reflected the effect of the strong Canadian dollar, high energy costs and lower throughput. The Canadian dollar increased from an effective rate of US$0.95 in the third quarter of 2007 to US$0.98 in the third quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 61% from $74 per barrel to $119 per barrel.

Lumber operations' EBITDA loss of $1.3 million improved by $1.9 million compared to the second quarter of 2008 as a result of a 16% improvement in benchmark pricing and increased sales volumes. The lumber operations' EBITDA improved by $2.1 million compared to the third quarter of 2007. Lumber pricing improved seasonally during the third quarter; however, it has declined significantly in the early stages of the fourth quarter. Operating costs for lumber operations have been reduced with the temporary closure of the Juniper, New Brunswick and Ashland, Maine lumbermills. The Plaster Rock, New Brunswick lumbermill operated during the entire third quarter and the Juniper, New Brunswick lumbermill restarted during the last week of the third quarter.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result, the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income taxes liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a reduction in the consolidated loss of $2.2 million and $0.1 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

In February 2008, the CICA's Accounting Standard Board ("AcSB") announced that Canadian public companies will adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective January 1, 2011. Early adoption is permissible. The Company is currently assessing the impact and date of adoption on its consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended			**Nine months ended**	
US$MILLIONS	**Sep 27 2008**	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Cash flow from operating activities before changes in working capital	**(16.0)**	(11.7)	(9.2)	**(41.0)**	(37.4)
Cash flow from operating activities after changes in working capital	**(15.6)**	3.3	(10.4)	**(23.8)**	(17.5)
Total working capital	**101.7**	101.2	153.0	**101.7**	153.0
Net capital investments	**13.5**	4.0	1.7	**20.9**	15.4
Net debt	**70.2**	41.2	88.7	**70.2**	88.7
Net debt to net debt plus equity	**19%**	11%	22%	**19%**	22%
Maximum revolving credit facility	**115.0**	115.0	140.0	**115.0**	140.0
Revolving credit facility utilized	**63.6**	79.2	135.9	**63.6**	135.9

Operating Cash Flows

During the quarter, cash flow from operations before changes in working capital was an outflow of $16.0 million compared to an outflow of $9.2 million during the third quarter of 2007. The $6.8 million outflow increase was primarily the result of the Edmundston planned pulp mill outage and cogeneration facility outage. Fraser Papers realized improved paper and pulp pricing, productivity and energy efficiency; however, these improvements were offset by higher oil and increased chemical pricing.

During the quarter, cash flow from operations after changes in working capital was an outflow of $15.6 million compared to an outflow of $10.4 million during the third quarter of 2007. The $5.2 million outflow increase is a result of the $6.8 million reduction in cash flows from operating activities before working capital which was slightly offset by the $1.6 million difference in the change in working capital balances. Total working capital in the third quarter of 2008 was reduced by $0.4 million compared to a $1.2 million increase in 2007.

Accounts receivable were reduced in the third quarter of 2008 by $3.5 million compared to a reduction of $2.3 million in the third quarter of 2007. The reduced accounts receivable were due to a seasonal reduction of sales in the third quarter. Inventory increased during the third quarter of 2008 by $11.4 million as pulp inventories increased and lumbermill log inventories increased related to restarting both New Brunswick lumbermills. During the third quarter of 2007, inventory increased by $11.8 million. Accounts payable in the third quarter of 2008 increased by $7.4 million compared to an increase of $14.5 million in the third quarter of 2007. The increase in accounts payable was the result of the planned maintenance outages during the quarter, which are due for payment in the fourth quarter.

For the nine months ended September 27, 2008, cash flow from operations after changes in working capital was an outflow of $23.8 million compared to an outflow of $17.5 million in 2007. The $6.3 million increase in outflow is a result of lower EBITDA and lower cash generated from working capital. Total working capital in 2008 was reduced by $17.2 million compared to a $19.9 million reduction in 2007.

Accounts receivable were reduced in the first nine months of 2008 by $21.8 million compared to a $16.2 million reduction in the first nine months of 2007. The $5.6 million additional reduction from 2007 was largely due to increased emphasis on collection activities. Inventory was reduced during the first nine months of 2008 by $3.0 million compared to an increase of $18.1 million in inventory for 2007. Accounts payable in the first nine months of 2008 decreased by $9.6 million compared to an increase of $19.5 million in 2007.

The Company's ability to generate positive future cash flows is dependent upon many factors, some of which are beyond our control. As such, Fraser Papers continues to focus on initiatives reducing fixed costs, improving efficiencies and optimizing the use of raw materials. We have also increased the selling price for certain of our products during 2008. We believe these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Investing Cash Flows

For the first nine months of 2008, capital investments were $20.9 million compared to $15.4 million in 2007. For the quarter, capital investments totaled $13.5 million compared to $1.7 million in the third quarter of 2007. The large capital investments in 2007 were due to the planned rebuild of the recovery boiler at the Edmundston pulp facility. Investments during the third quarter of 2008 were targeted towards the Edmundston cogeneration facility, recovery boiler maintenance and turbine overhaul as well as the sulphite pulp mill maintenance outage. Funding for these capital expenditures will be supported primarily from available liquidity sources.

During the second quarter, the board of directors approved a $17.5 million capital investment for the modernization of our Plaster Rock, New Brunswick lumbermill which will include the installation of a biomass boiler and upgrades to the lumbermill's sawing and kiln equipment. Spending on the project began during the third quarter with major equipment procurement.

Financing Cash Flows
Liquidity requirements in 2008 to fund maturing debt and negative free cash flow have been provided from a rights offering in the first quarter, an increase in the Company's borrowing facility, and a $25.0 million term credit facility (each of which were strongly supported by the Company's largest shareholder) and CAD$15.0 million in borrowings under the New Brunswick term loan facility.

In the first quarter of 2008, the Company completed a rights offering (the "Offering") under which it granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

During the second quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility.

During the third quarter, the Company entered into a term credit facility for $25.0 million. The facility expires in September 2009 and was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility.

As security for the guarantees provided by Brookfield, Fraser Papers has provided Brookfield with a fixed charge on certain property, plant and equipment.

Total borrowings under the revolving credit facility at September 27, 2008 were $22.3 million. In addition, the Company had utilized $41.3 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $51.4 million.

In June 2008, the Company entered into a term loan facility to support its investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40.0 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010. Total borrowings under the term loan facility at September 27, 2008 were $14.5 million (CAD$15.0 million).

Net debt as of September 27, 2008 was $70.2 million, resulting in a net debt to net debt plus equity ratio of 19%. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate flexibility for the Company to manage seasonal cash flow activities and fund its current business plans.

Seasonal Cash Flow Requirements
Quarterly results are affected by certain seasonal factors such as market demand and weather.

Market demand varies seasonally for certain products such as financial printing papers. The peak of the financial printing season is in the first and second quarters of the year. Since shipping volume during the peak financial season exceeds our production capacity in certain grades, we build inventory prior to the financial printing season in order to supply our customers' needs. The build of financial printing paper

inventory will have a negative effect on cash flows from operations after changes in working capital in the quarter of inventory build, but will have a positive effect in the quarter of inventory reduction.

Weather causes seasonal variation in certain raw materials. During spring, heavy rainfall creates poor ground conditions in the timberlands which reduces logging activities. In anticipation of this mud season each spring, Fraser Papers will build log and chip inventories to provide adequate supply of fibre until ground conditions improve. The build of inventory will have a negative affect on cash flows from operations after changes in working capital but will have a positive effect in the quarter of inventory reduction.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $5.3 million in the third quarter of 2008, a decrease of $0.9 million from the comparable period in 2007. On a year-to-date basis, funding was $16.7 million, a decrease of $4.1 million from the 2007 funding of $20.8 million. The decreased funding is primarily due to the impact of a one-time, retroactive payment of $4.2 million in the second quarter of 2007. The Company has applied for funding relief under current pension regulations in New Brunswick. If the Company is successful in its application, future funding requirements for certain pension plans could be lower.

Benefit plan expense for the quarter was $2.6 million which is comparable to the $3.0 million expense in the third quarter of 2007. Year-to-date benefit plan expense was $9.4 million compared to the $8.4 million expense in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

Recent changes in world equity markets and borrowing rates will affect the funded status, funding requirements and pension expense associated with Fraser Papers' defined benefit employee pension plans. The impact will not be known until the Company completes its 2008 regulatory filings during the first half of 2009; however, the impact could have a material affect on the funding requirements and pension expense.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of September 27, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **61.1**	$ 25.0	$ 21.7	$ 14.4	$ —
Operating leases	**0.9**	0.4	0.3	0.2	—
Purchase obligations	**20.4**	20.4	—	—	—
Total contractual obligations	$ **82.4**	$ 45.8	$ 22.0	$ 14.6	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and chemical supply.

Brookfield has provided guarantees to the Company's lenders in support of its revolving credit facility and one-year term loan. The maximum amount of the guarantees is $50.0 million. The Company agreed to pay Brookfield a guarantee fee equal to an annualized rate of 2% of the maximum amount of the guarantee and provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to the Company's lenders. As security, the Company has provided Brookfield with a fixed charge on certain of its property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At September 27, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.2 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, the Company will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of September 27, 2008, the Company had $18.0 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During 2008, the Company realized $0.8 million of gains related to foreign exchange contracts. At September 27, 2008, the unrealized losses on outstanding contracts amounted to $0.1 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to the published average rate of C$1.00 = US$0.96.

As of September 27, 2008, the Company had $43.5 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. For 2008, the Company realized $1.8 million of losses on these contracts and at September 27, 2008, there were no unrealized losses on these contracts.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the consolidated statements of operations and deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in consolidated statements of other comprehensive income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

The Company enters into lumber forward contracts to mitigate the impact of changing lumber prices. For the nine months ended September 27, 2008, Fraser Papers had entered into lumber futures contracts representing 30.8 million board feet of lumber. These contracts mature in the fourth quarter of 2008 and first quarter of 2009. Accordingly, no amount has been reported in the consolidated statements of operations for the nine month period ended September 29, 2008. Unrealized gains of $0.8 million were recognized in other comprehensive income during the quarter and for the nine months ended September 27, 2008.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four lumbermills.

Products include paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp and softwood lumber.

Paper Operations

We own and operate a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**129.9**	147.8	124.4	**426.3**	405.2
EBITDA (US$millions)(3)	**(8.5)**	(4.0)	(3.5)	**(19.3)**	(12.2)
EBITDA ($ per ton)	**(66)**	(27)	(27)	**(45)**	(28)
EBITDA margin(1)	**(7%)**	(3%)	(3%)	**(5%)**	(3%)
Shipments (000 tons)					
Specialty packaging	**17**	21	17	**61**	54
Specialty printing	**50**	54	51	**155**	176
Commodity freesheet papers	**8**	12	18	**38**	51
Specialty high-bright groundwood	**28**	40	23	**101**	71
Commodity groundwood	**15**	12	12	**44**	50
Towel	**11**	10	10	**31**	28
	129	149	131	**430**	430
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,211**	1,177	1,141	**1,185**	1,151
Specialty printing	**1,061**	1,028	977	**1,038**	983
Commodity freesheet papers	**960**	927	833	**907**	846
Specialty high-bright groundwood	**894**	869	840	**874**	862
Commodity groundwood	**757**	829	693	**810**	711
Towel	**899**	879	791	**873**	784
Weighted Average ($ per ton)	**990**	972	914	**974**	923
Average Cash Operating Cost ($ per ton)	**1,033**	983	934	**1,005**	945
Reference Prices ($ per ton)(2)					
50# offset rolls	**946**	902	820	**902**	825
22.1# white directory	**755**	745	765	**748**	765

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory (see "Changes in Accounting Policies").

During the third quarter, pricing conditions improved but seasonal volume reductions occurred for most specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 5% or $44 per ton over the previous quarter and 15% or $126 per ton over the same quarter in 2007. We realized similar revenue increases in our commodity freesheet papers products. Pricing for commodity groundwood papers fell 9% on weaker demand related to a reduction in magazine advertising and higher postal costs.

Fraser Papers' strategy is to target market segments where we can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight specialty freesheet and groundwood papers. In the third quarter of 2008, we had approximately 74% of our paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging, printing or groundwood segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes decreased by 4,000 tons compared to the second quarter of 2008 due to the seasonal slowdown of the pet food packaging business. Specialty packaging pricing in the third quarter of 2008 increased by $34 per ton compared to the second quarter of 2008.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes decreased by 4,000 tons compared to the second quarter of 2008 due to the peak financial printing season in the second quarter. On a year-to-date basis, specialty printing volume was 155,000 tons representing a decrease from 2007 shipments of 176,000 tons. The decrease is attributable to certain uncoated freesheet applications switching to lower cost groundwood papers and the permanent shutdown of 70,000 tons of capacity at East Papers in 2007. Fraser Papers' technical capabilities, which provide the opportunity to manufacture both freesheet and groundwood papers from the same facility, have allowed us to assist our customer base in this transition.

In the third quarter, the shipments of commodity freesheet decreased 4,000 tons from the second quarter of 2008 as machine capacities were focussed on specialty printing grades. We continue to narrow our focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other publishing applications where high performance and superior print quality are required. Compared to the second quarter of 2008, Fraser Papers' shipments of specialty groundwood products decreased 12,000 tons due to the peak financial printing season in the second quarter. On a year-to-date basis, specialty high-bright groundwood shipments were 101,000 tons which is an increase from 2007 shipments of 71,000 tons. These increases are indicative of certain applications migrating from freesheet products to high-bright groundwood products and new product applications.

Compared with 2007, Fraser Papers' shipments of commodity groundwood products in 2008 decreased 6,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The paper operations generated negative EBITDA of $8.5 million in the third quarter on sales of $129.9 million. This compares to negative EBITDA of $4.0 million in the second quarter of 2008 on sales of $147.8 million. Selling prices improved by $18 per ton as Fraser Papers realized the effect of price increase announcements from the second quarter. The decrease in EBITDA was as a result of planned maintenance outages at the Edmundston pulp mill and the Madawaska and Gorham paper mills offset partially by improved energy usage and higher internal pulp production levels.

Shipments decreased by 13% during the quarter due to the peak financial printing season during the second quarter.

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The paper operations generated negative EBITDA of $8.5 million in the third quarter on sales of $129.9 million. This compares to negative EBITDA of $3.5 million in the third quarter of 2007 on sales of $124.4 million. Higher selling prices of $76 per ton contributed to improved sales; however, these improvements were partially offset by increased costs for fibre and energy.

Shipments decreased slightly during the quarter due to the permanent closure of two paper machines in Madawaska, Maine and the temporary closure of two paper machines in Gorham, New Hampshire partially offset by improved productivity from the remaining paper machines.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

Year to date, the paper operations had negative EBITDA of $19.3 million on sales of $426.3 million. This compares to negative EBITDA of $12.2 million year to date in 2007 on sales of $405.2 million. Adjusting for the major planned maintenance outages in 2008 of $7.2 million, the paper operations generated negative EBITDA of $12.1 million in 2008. Adjusting for the major outages in 2007 of $10.1 million, the paper operations generated negative EBITDA of $2.1 million in 2007. The $10.0 million decrease in adjusted EBITDA was due to increased fibre, chemical and energy prices of $31.2 million and the strength of the Canadian dollar of $11.3 million, partly offset by higher mill net realizations and margin improvements.

Shipments in 2008 were comparable to last year as improved paper machine productivity has overcome the capacity closures equivalent to 70,000 of annual production.

Pulp Operations

We own and operate a NBHK market pulp mill in Thurso, Quebec.

	Three months ended			Nine months ended	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**17.9**	21.9	21.1	**61.5**	52.1
EBITDA (US$millions)	**(1.7)**	1.0	1.7	**(1.6)**	3.5
Pulp EBITDA ($ per tonne)	**(37)**	17	27	**(10)**	20
EBITDA Margin(1)	**(9%)**	5%	8%	**(3%)**	7%
Shipments (000 tonnes)(2)	**46**	59	63	**167**	179
Average Revenue Realized ($ per tonne)(2)	**603**	623	557	**607**	547
Average Cash Operating Costs ($ per tonne)	**603**	591	526	**596**	518
Reference Price ($ per tonne)(3)					
NBHK market pulp	**821**	816	724	**811**	703

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions in the NBHK pulp market stabilized during the third quarter with average benchmark pricing rising less than 1%, or $5 per tonne over the second quarter of 2008 to $821 per tonne. This is an improvement of 13% or $97 per tonne compared to the third quarter of 2007 in the average benchmark price. However, during the last month of the third quarter and into the early stages of the fourth quarter, market conditions weakened significantly.

We direct a portion of our market pulp for internal use. Fraser Papers also purchases pulp from third parties to supplement internal production. With improved internal pulp production at the Edmundston pulp mill in the third quarter, net pulp sales amounted to only 3,000 tonnes in the quarter.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The pulp operations generated negative EBITDA of $1.7 million in the third quarter of 2008 on sales of $17.9 million. This was a $2.7 million EBITDA decline from the previous quarter when the pulp operations generated EBITDA of $1.0 million on $21.9 million of sales. The decline was due to decreased revenue realizations with off-shore pricing declining prior to the North American market. Additionally, during the third quarter, the Thurso mill had to reduce throughput due to a wood fibre shortage which increased average cash operating costs by approximately $23 per tonne.

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The pulp operations generated negative EBITDA of $1.7 million in the third quarter of 2008 on sales of $17.9 million. This was a $3.4 million decrease in EBITDA from the previous year's quarter when the pulp operations generated EBITDA of $1.7 million on $21.1 million of sales. The $3.4 million decrease was primarily due to improved market conditions with a realized revenue increase of 8% offset by the stronger Canadian dollar. The Canadian dollar realized in the third quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.95 in the third quarter of 2007.

Shipments decreased by 27% in the third quarter of 2008 compared to the third quarter of 2007 due to wood fibre throughput production reduction and the weaker pulp market.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

The pulp operations generated negative EBITDA of $1.6 million in 2008 on sales of $61.5 million. This compares to the previous year's EBITDA of $3.5 million on sales of $52.1 million. The revenue increase of $9.4 million is due to improved market conditions. The EBITDA decrease of $5.1 million is primarily due to cash costs increasing 16% to $603 per tonne compared to $518 per tonne in 2007 due to increased oil pricing and the strength of the Canadian dollar offset partially by improved market conditions with realized revenues increasing 11% or $60 per tonne over 2007.

Shipments declined by 12,000 tonnes primarily from the poor European pulp market conditions experienced in the last month of the quarter.

Lumber Operations

Our lumber operations are comprised of four lumbermills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine; and Masardis, Maine.

	Three months ended			**Nine months ended**	
	Sep 27 2008	Jun 28 2008	Sep 29 2007	**Sep 27 2008**	Sep 29 2007
Sales (US$millions)	**14.3**	10.6	26.8	**35.3**	71.1
EBITDA (US$millions)	**(1.3)**	(3.2)	(3.4)	**(8.7)**	(16.0)
EBITDA ($ per Mfbm)	**(25)**	(80)	(36)	**(65)**	(63)
EBITDA Margin(2)	**(9%)**	(30%)	(13%)	**(25%)**	(23%)
Shipments (MMfbm)	**51**	40	94	**134**	256
Average Revenue Realized ($ per Mfbm)	**281**	262	279	**261**	275
Average Cash Operating Cost ($ per Mfbm)	**293**	284	321	**292**	338
Reference Price ($ per Mfbm)(1)					
Boston SPF 2X4 #2&Btr	**347**	298	335	**309**	330

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions improved for our lumber operations during the third quarter with a seasonal increase in the market. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased 16% or $49 per Mfbm from the second quarter. Consequently, Fraser Papers' net revenue realized increased 7% compared to the second quarter.

However, in the early stages of the fourth quarter, market conditions weakened with the continued softness in U.S. housing activity where annual construction starts have fallen from their peak of an annualized 2.3 million in January 2006 to an annualized 0.8 million in September 2008; a 65% decline.

In the third quarter, we took market-related downtime for thirteen weeks at the Ashland, Maine lumbermill and twelve weeks at the Juniper, New Brunswick lumbermill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative sawmill chips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper lumbermill for up to eleven months. We restarted the Juniper lumbermill during the last week of the third quarter.

Three months ended September 27, 2008 compared to three months ended June 28, 2008

The lumber operations generated negative EBITDA of $1.3 million in the third quarter of 2008 on sales of $14.3 million. This compares to negative EBITDA in the second quarter of 2008 of $3.2 million on sales of $10.6 million. EBITDA improved by $1.9 million over the second quarter as realized revenues improved by 7% or $19 per Mfbm and also due to running the Plaster Rock, New Brunswick lumbermill during the entire quarter.

As a result of operating the Plaster Rock lumbermill, shipments in the third quarter of 2008 increased by 11 MMfbm from the second quarter of 2008

Three months ended September 27, 2008 compared to three months ended September 29, 2007

The lumber operations generated negative EBITDA of $1.3 million in the third quarter of 2008 on sales of $14.3 million. This compares to negative EBITDA in the third quarter of 2007 of $3.4 million on sales of $26.8 million. EBITDA improved by $2.1 million over the third quarter of 2007 due to lower fixed costs as a result of market-related downtime taken during the third quarter of 2008.

Shipments in the third quarter of 2008 were 43 MMfbm lower than the third quarter of 2007 as a result of downtime at the Ashland, Maine and Juniper, New Brunswick lumbermills.

Nine months ended September 27, 2008 compared to nine months ended September 29, 2007

The lumber operations generated negative EBITDA of $8.7 million in 2008 on sales of $35.3 million. This compared to negative EBITDA of $16.0 million in 2007 on sales of $71.1 million. Weak market conditions (with benchmark prices reduced by 6%) and lower selling prices continued; however, cash costs have been reduced by $46 per Mfbm due to market-related downtime.

Shipments declined by 48% in 2008, compared to 2007, due to market-related downtime.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the September 27, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The impairment related to the closure of the Madawaska paper machines in 2007 are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

Many of Fraser Papers' input costs are purchased on the open market and as such are subject to market price fluctuations. With the recent reductions in world commodity prices, we expect to benefit from these reductions. In particular, Fraser Papers consumes approximately 500,000 barrels of oil per year and purchases approximately 195,000 tonnes of market pulp per year.

Approximately 50% of Fraser Papers' assets are located in Canada while essentially 100% of the sales are U.S. dollar-denominated. Fraser Papers incurs approximately CAD$360 million per year of Canadian dollar-denominated expenses, and we expect to benefit from the recent weakening of the Canadian currency.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, future investment in our operations, anticipated growth in target markets and profit margins, strategic focus with respect to product development, manufacturing capabilities, operating performance, energy reduction and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, components, total cost and source of funding for the lumbermill modernization, evolving criteria and demand for certain paper grades, seasonal inventory build-up, reduction and the impact on financial results, future pension funding requirements, hedging activities, the Company's liquidity position, maximum possible amounts under certain guarantees, and the expected impact of specific events on financial results in future quarters.

Forward-looking information typically contains statements with words such as "continue", "ongoing", "grow", "achieve", "maintain", "will", "look", "future", "target", "can", "seek", "feel", "estimate", "plan", "when", "believe", "result", "possible", "could", "towards", "begin", "likely", "impact",

"pursue", "anticipate", "remain", or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as the Annual Report and other filings with Canadian securities regulatory authorities. Fraser Papers cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Fraser Papers' views and the actual outcome is uncertain.

OUTLOOK

Recent turmoil in financial markets has created a high degree of uncertainty worldwide. As governments continue to consider ways to provide assurances to lenders and borrowers alike, economic growth appears to be slowing. Demand for paper products is following this trend; however, it is expected that significant capacity reductions that have been announced or completed should allow for a relatively balanced relationship between supply and demand for paper products in the specific segments in which Fraser participates.

In the past few weeks, commodity markets appear to have peaked with prices coming off their historical highs. In addition, the U.S. dollar has strengthened against the Canadian dollar and the Euro. The Company expects to benefit significantly from this recent trend as cost pressures subside.

The specialty packaging markets are demanding more environmentally friendly packaging alternatives. Fraser Papers will continue to focus on innovation and product development in order to meet these emerging demands. Demand for specialty printing papers is uncertain at this time and will be impacted by a number of factors including: the lower number of publicly traded banking institutions; M&A activity in the financial sector; and, changes in securities and market regulation in the U.S. and elsewhere.

The markets for Fraser Papers' northern bleached hardwood kraft pulp produced at the Thurso pulp mill have started to weaken. World pulp inventories are increasing and global demand has not rebounded following the seasonal summer slowdown. Recently announced closures at a number of North American hardwood kraft pulp mills are not expected to have a significant effect in the balance between supply and demand.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and demand is not expected to improve in the near term. Fraser Papers will continue evaluating opportunities to secure low cost woodchips to the paper operations in weak lumber markets and will operate its lumbermills in support of its integrated paper operations.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of Fraser Papers' operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Sep 27 2008	Jun 28 2008	Sep 29 2007	Six months ended Sep 27 2008	Sep 29 2007
Profit / (Loss)	**$ (21.3)**	$ (15.6)	$ 24.7	**$ (56.0)**	$ (22.8)
Add: Interest expense, net	**0.9**	0.7	1.7	**2.3**	5.0
Less: Income tax (recovery)/expense	**0.1**	1.0	(5.7)	**0.2**	(8.4)
Less: Gain on sale of Acadian	**—**	—	(38.4)	**—**	(38.4)
Add: Restructuring charges	**—**	—	3.7	**—**	16.5
Add: Other	**0.7**	—	0.8	**0.7**	(0.5)
Add: Depreciation	**8.1**	7.7	8.0	**23.2**	23.9
EBITDA	**$ (11.5)**	$ (6.2)	$ (5.2)	**$ (29.6)**	$ (24.7)

NET DEBT

US$MILLIONS	As at Sep 27 2008	Dec 31 2007
Long-term debt	**$ 36.1**	$ —
Add: Current Debt	**25.0**	—
Add: Bank indebtedness	**9.1**	4.3
Add: Borrowings under credit facility	**—**	81.6
NET DEBT	**$ 70.2**	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Sep 27 2008	Dec 31 2007
Net debt	**$ 70.2**	$ 85.9
Add: Shareholders' equity	**298.1**	292.9
Net debt plus equity	**368.3**	378.8
Net debt	**$ 70.2**	$ 85.9
Divided by: Net debt plus equity	**368.3**	378.8
NET DEBT TO NET DEBT PLUS EQUITY	**19%**	23%

CASH COST

US$MILLIONS	Three months ended Sep 27 2008	Jun 28 2008	Sep 29 2007	Six months ended Sep 27 2008	Sep 29 2007
Net sales	**$ 162.1**	$ 180.3	$ 172.3	**$ 523.1**	$ 528.4
Less: EBITDA	**11.5**	6.2	5.2	**29.6**	24.7
CASH COST	**$ 173.6**	$ 186.5	$ 177.5	**$ 552.7**	$ 553.1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
SEPTEMBER 27, 2008

(unaudited)

US$MILLIONS	As at Sept 27, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Accounts receivable	**$ 77.3**	$ 99.1
Inventory	**121.2**	124.2
Future income taxes	**0.5**	0.2
	199.0	223.5
Property, plant and equipment	**263.5**	266.2
Other assets	**60.8**	56.5
	$ 523.3	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 9.1**	$ 4.3
Accounts payable and accrued liabilities	**96.8**	106.4
Current debt *(note 4)*	**25.0**	81.6
	130.9	192.3
Long-term debt *(note 4)*	**36.1**	—
Other liabilities	**53.8**	56.1
Future income taxes	**4.4**	4.9
Shareholders' equity *(note 7)*	**298.1**	292.9
	$ 523.3	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
SEPTEMBER 27, 2008

(unaudited)

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Nine Months Ended	
	Sept 27 2008	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Net sales	**$ 162.1**	$ 172.3	**$ 523.1**	$ 528.4
Cost of goods sold	**168.5**	173.7	**534.7**	538.6
Selling, general and administration costs *(note 5)*	**5.1**	3.8	**18.0**	14.5
Loss before the following:	**$ (11.5)**	$ (5.2)	**$ (29.6)**	$ (24.7)
Gain on sale of Acadian *(note 13)*	—	38.4	—	38.4
Restructuring charges *(note 12)*	—	(3.7)	—	(16.5)
Other	**(0.7)**	(0.8)	**(0.7)**	0.5
Interest income	**0.1**	0.1	**0.4**	0.4
Interest expense	**(1.0)**	(1.8)	**(2.7)**	(5.4)
Loss before depreciation and income taxes	**(13.1)**	27.0	**(32.6)**	(7.3)
Depreciation	**(8.1)**	(8.0)	**(23.2)**	(23.9)
Income tax (expense) recovery *(note 6)*	**(0.1)**	5.7	**(0.2)**	8.4
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Earnings (loss) per share (basic and fully diluted)	**$ (0.42)**	$ 0.84	**$ (1.17)**	$ (0.78)
Weighted average number of shares (thousands)	***50,167***	*29,510*	***47,871***	*29,510*
Deficit				
Balance, beginning of period	**$(237.7)**	$(207.4)	**$(203.0)**	$(162.0)
Change in accounting policy *(note 2)*	—	—	—	2.1
Earnings (loss)	**(21.3)**	24.7	**(56.0)**	(22.8)
Balance, end of period	**$(259.0)**	$(182.7)	**$(259.0)**	$(182.7)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
SEPTEMBER 27, 2008

(unaudited)

	Three Months Ended		Nine Months Ended	
US$MILLIONS	**Sept 27 2008**	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Changes in unrealized net gains (losses) on cash flow hedges	**(0.4)**	(0.2)	**(0.3)**	1.1
Changes in unrealized net gains (losses) on lumber hedges	**0.8**	(0.2)	**0.8**	—
Tax impact of above	**(0.1)**	0.1	**(0.1)**	(0.4)
Other comprehensive income	**0.3**	(0.3)	**0.4**	0.7
Comprehensive earnings (loss)	**$ (21.0)**	$ 24.4	**$ (55.6)**	$ (22.1)
Accumulated other comprehensive income				
Balance, beginning of period	**0.3**	0.8	**0.2**	—
Transition adjustment	**—**	—	**—**	(0.2)
Other comprehensive income for the period	**0.3**	(0.3)	**0.4**	0.7
Balance, end of period	**$ 0.6**	$ 0.5	**$ 0.6**	$ 0.5

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 27, 2008

(unaudited)

US$MILLIONS	Three Months Ended Sept 27 2008	Three Months Ended Sept 29 2007	Nine Months Ended Sept 27 2008	Nine Months Ended Sept 29 2007
Cash provided by (used for):				
Operating Activities				
Earnings (loss)	**$ (21.3)**	$ 24.7	**$ (56.0)**	$ (22.8)
Items not affecting cash:				
Depreciation	**8.1**	8.0	**23.2**	23.9
Future income taxes *(note 6)*	**(0.1)**	(6.1)	**(0.3)**	(9.5)
Gain on sale of Acadian *(note 13)*	**—**	(38.4)	**—**	(38.4)
Restructuring charges *(note 12)*	**—**	3.7	**—**	16.5
Employment benefit plan expense *(note 5)*	**2.6**	3.0	**9.4**	8.4
Other items	**—**	2.1	**(0.6)**	5.3
Employment benefit plan funding *(note 5)*	**(5.3)**	(6.2)	**(16.7)**	(20.8)
	(16.0)	(9.2)	**(41.0)**	(37.4)
Net change in non-cash working capital balances	**0.4**	(1.2)	**17.2**	19.9
	(15.6)	(10.4)	**(23.8)**	(17.5)
Investing Activities				
Capital investments	**(13.5)**	(1.7)	**(20.9)**	(15.4)
	(13.5)	(1.7)	**(20.9)**	(15.4)
Financing Activities				
Proceeds from rights offering *(note 7)*	**—**	—	**59.7**	—
Repayment of long-term debt *(note 4)*	**—**	(68.5)	**(50.0)**	(68.5)
Borrowing under term loan *(note 4)*	**4.6**	—	**14.5**	—
Net borrowings under term credit facility	**25.0**	—	**25.0**	—
Net borrowings (repayments) under revolving credit facility	**(13.6)**	80.3	**(9.3)**	91.8
	16.0	11.8	**39.9**	23.3
Decrease in cash and cash equivalents	**$ (13.1)**	$ (0.3)	**$ (4.8)**	$ (9.6)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosure;* and *Section 3863, Financial Instruments – Presentation.*

Inventories

On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory that has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result, the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $2.2 on $0.05 per share (2007 – $0.1 or nil per share), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3*.

Financial Instruments

On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8*.

Capital Disclosures

On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9*.

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $5.6 (2007 – $7.4) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in third quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness including $50.0 in temporary financing, which was due January 31, 2008. Additional disclosure on the Offering is provided in *note 7*.

In April 2008, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At September 27, 2008, $63.6 (2007 – $123.9) of the facility was utilized, $22.3 (2007 – $31.6) for operating bank loans and the balance in support of letters of credit.

In June 2008, the Company entered into a term loan facility with the province of New Brunswick for up to CAD$40.0. The facility bears interest at a fixed rate of 4.7% and is due in December 2014. Borrowings under the facility will be used to fund capital expenditures at the Company's operations in New Brunswick and are secured by a first charge on property, plant and equipment located in New Brunswick. Principal payments under the loan will be made in quarterly installments over the term of the loan with a lump sum payment on maturity. The first principal repayment is due no later than March, 2010. At September 27, 2008, $14.5 (CAD$15.0) had been drawn under this facility.

In September 2008, the Company entered into a term credit facility for $25.0. The facility bears interest at market rates and is due in September 2009. At September 27, 2008, the facility was fully drawn.

During the third quarter of 2007, the Company closed its tender offer to repay all of its 8.75% senior, unsecured notes ("Notes") of $84.0. The Company repaid $68.5 of Notes to the public and cancelled $15.5 of Notes held by Fraser Papers.

The effective interest rate on long-term debt was 4.9% at September 27, 2008 (2007 – 6.8%).

During the quarter and the nine months ended September 27, 2008, the Company made interest payments of $0.7 and $2.1, respectively (2007 – $3.1 and $6.1).

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $2.6 (2007 – $3.0). For the nine months ended September 27, 2008, employee benefit expenses for pensions and post retirement benefits totaled $9.4 (2007 – $8.4). In the first quarter of 2008, the Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded a settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $5.3 (2007 – $6.2) during the quarter and $16.7 (2007 – $20.8) for the nine months ended September 27, 2008.

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Nine Months Ended*	
	Sept 27 2008	Sept 29 2007	**Sept 27 2008**	Sept 29 2007
Current tax expense	**$ (0.2)**	$ (0.4)	**$ (0.5)**	$ (1.1)
Future income tax recovery	**0.1**	6.1	**0.3**	9.5
Income tax (expense) recovery	**$ (0.1)**	$ 5.7	**$ (0.2)**	$ 8.4

During the quarter and for the nine months ended September 27, 2008, payments of $0.3 and $0.5 respectively were made for income and income-related taxes (2007 – $0.1 and $0.5).

Note 7. Shareholders' Equity

	As at Sept 27 2008	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	**$ 549.7**	$ 490.0
Contributed surplus	**6.8**	5.7
Accumulated other comprehensive income	**0.6**	0.2
Deficit	**(259.0)**	(203.0)
	$ 298.1	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the nine months ended September 27, 2008, Fraser Papers issued 1,445,000 stock options with exercises price between CAD$2.22 and CAD $3.10, to certain officers of the Company. These options have a 10 year life and vest evenly over five years. 25,000 stock options were cancelled during the quarter ended September 27, 2008.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at September 27, 2008, the Company had outstanding forward foreign exchange contracts of $43.5 (2007 –$30.2), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the nine months ended September 27, 2008 include a realized loss of $1.8 (2007 – gain of $7.8) on matured forward foreign exchange contracts and no gain or loss (2007 – gain of $0.2) on outstanding contracts. These realized losses are offset by realized gains on the net monetary liabilities being hedged.

As at September 27, 2008, the Company had forward foreign exchange contracts of $18.0 (2007 – $42.4) as a hedge of anticipated future Canadian dollar net cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the nine months ended September 27, 2008 include a realized gain of $0.8 (2007 – $1.4) on matured forward foreign exchange contracts. An unrealized gain of $0.1 (2007 – $0.8) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance larger than $6.5 from any individual customer as at September 27, 2008 (2007 – $8.0). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. The consolidated statements of operations for the nine months ended September 27, 2008 includes bad debt expense of $0.2 (2007 – nil). The allowance for doubtful accounts as at September 27, 2008 was $0.4 (2007 – $0.2).

Sensitivity Information

Fluctuations in market prices expose the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk

With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. For the nine months ended September 27, 2008, a one cent change in the foreign exchange rate would have impacted pre-tax loss, before the impact of the Company's hedging program, by $2.7.

Interest Rate Risk

Interest rates on the Company's borrowings are subject to change and could affect the profitability of the Company. The Company currently manages its interest rate risk by maintaining three borrowing facilities to support its liquidity requirements. One of these facilities attracts interest at a fixed rate of 4.7% while the others attract interest at floating rates. Interest rate swaps are an available alternative to further reduce the Company's exposure to fluctuations in interest rates. For the nine month period ended September 27, 2008, a 100 basis point change in market interest rates would have impacted pre-tax loss by $0.3.

Price Risk

Markets for some of Fraser Papers' products are highly cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products.

The Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/ton change in the value received on the sale of paper products would have impacted pre-tax loss for the nine month period ended September 27, 2008, by $10.8. A $25/tonne change in pulp prices would have affected pre-tax loss for the nine month period ended September 27, 2008, by $0.5. For the nine months ended September 27, 2008, pre-tax loss would have been impacted by $3.3 with a change in lumber prices of $25/Mfbm. The Company considers the use of pulp and lumber hedges to limit its exposure to variability in pricing.

For the nine months ended September 27, 2008, Fraser Papers had entered into lumber futures contracts representing 30.8 million board feet of lumber (2007 – nil). These contracts mature in the fourth quarter of 2008 and first quarter of 2009 and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the consolidated statements of operations (2007 – 0.6) for the nine month period ended September 29, 2008. Unrealized gains of $0.8 were recognized in other comprehensive income during the quarter and for the nine months ended September 27, 2008 (2007 – nil and nil).

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 19%. In order to maintain or adjust the capital structure, the Company has a number of alternatives subject to certain approvals including: issuing additional shares; buying its own shares on the market; returning capital to shareholders; and, issuing or repaying debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided guarantees to the lenders of the Company in support of its credit facilities. The maximum amount of the guarantees is $50.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $3.2.

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian Timber Income Fund ("Acadian") is a related party by virtue of Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter and the nine months, Fraser Papers purchased approximately $1.1 and $3.7, respectively (2007 – $1.3 and $4.4) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $1.1 (2007 – $0.5) related to these purchases.

Fraser Papers has invested in units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.5 (2007 – $2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the nine months, Fraser Papers earned a management fee of $1.8 and $6.0 (2007 – $1.9 and $5.5) from Katahdin. Included in accounts receivable is $0.6 (2007 – $2.5) due from Katahdin.

During the quarter and the nine months, Fraser Papers sold $0.5 and $1.4 (2007 – $1.4 and $3.6) of goods and services to Katahdin. Included in accounts receivable is $0.3 (2007 – $0.8) related to these sales.

Fraser Papers has entered into 20 year fibre supply agreements with Acadian. During the quarter and the nine months, purchases of fibre from Acadian amounted to $6.4 and $15.2, respectively (2007 – $9.9 and $24.7). Included in accounts payable and accrued liabilities is $2.8 (2007 – $1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of $2.0 for the nine months ended September 29, 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At September 27, 2008, the Company had entered into forward foreign exchange contracts of $43.5 (2007 –$30.2) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $25.1 (2007 – $35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

The Company has agreed to pay guarantee fees to Brookfield in connection with guarantees to Fraser Papers' lenders in support of Fraser Papers' credit facilities. The fees are equal to an annualized rate of approximately 2.0% of the maximum amount of the guarantee of $50.0 (or $1.0 per year).

Note 12. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers permanently shut down two uncoated freesheet paper machines at its East Papers operations. As a result, Fraser Papers recorded a restructuring charge of $16.5 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8. An additional charge of $3.7 related to termination benefits, severance and other charges was recorded in the third quarter of 2007.

Note 13. Sale of Acadian Timber Income Fund

On September 26, 2007 Fraser Papers sold its interest in Acadian for net proceeds of $38.4, which were received in the fourth quarter of 2007. As the units of Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

CORPORATE INFORMATION

Corporate Office
Suite 200, 181 Bay Street
Brookfield Place, P.O. Box 762
Toronto, Ontario M5J 2T3
t: 416-359-8605
f: 416-359-8606

Media and Investor Relations
Glen McMillan
Senior Vice President and Chief Financial Officer
e. investorrelations@toronto.fraserpapers.com

Environment
William Manzer
Senior Vice President
Business Strategy and Projects
e. manzerb@fraserpapers.com

Headquarters/Sales Office
Portland Maine
t. 207-523-2350 or 1-877-237-2737

Paper sales
t. 1-800-920-9988

Pulp sales
t. 819-985-5006

Transfer Agent & Registrar
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
t: 416-643-5500 or 1-800-387-0825
e: inquiries@cibcmellon.com

SHAREHOLDER INQUIRIES

Fraser Papers welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to 416-359-8605 or 1-866-969-0061 or via email at investorrelations@toronto.fraserpapers.com.

Inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent, CIBC Mellon Trust Company, whose address appears above.

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

FraserPapers

UNE VERSION FRANÇAISE DE CE DOCUMENT EST DISPONIBLE SUR DEMANDE

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Thurso Pulp Mill

Toronto, ON (November 24, 2008) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that it plans to take up to 14,000 tonnes of market-related downtime at its hardwood kraft pulp mill in Thurso, Quebec. The shutdown will allow Fraser Papers to balance its pulp inventory with current customer requirements. Fraser Papers plans to close the mill December 15, 2008 and restart January 6, 2009, subject to orders.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Marco Veilleux
Operations Manager, Thurso
(819) 985-5110
marcveil@th.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to shutdown and restart of the Thurso pulp mill. The words "plans," "will" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fraser Papers to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the temporary shutdown, to differ materially from those set forth in the forward-looking statements include general economic conditions, demand for and prices of Northern Bleached Hardwood Kraft Pulp, foreign exchange rates, and other risks detailed from time to time in the documents filed by Fraser Papers with the securities regulators in Canada. Fraser Papers undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END